AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 15, 1999

                                                  REGISTRATION NO. _______

                         160 PAGES IN THIS REGISTRATION

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              HAT WORLD CORPORATION
                 (Exact name of issuer as specified in charter)

   Minnesota                        5699                     46-0452694
(State or other              (Primary Standard               (I.R.S. Employer
Jurisdiction of              Industrial Class-               Identification No.)
incorporation or             ification Code Number)
 organization)

                            4912 S. Minnesota Avenue
                         Sioux Falls, South Dakota 57108
                                 (605) 336-0551
                     (Address of principal executive office
                             and place of business)

                                 Charles Clayton
                                  527 Marquette
                              Minneapolis, MN 55402
                                 (612) 338-3738
                     (Name and address of agent for service)

                                   Copies to:

Harold M. Golz                        Ward E. Terry, Jr.
EBI Securities Corporation            Clanahan, Tanner, Downing & Knowlton, P.C.
6300 S. Syracuse Way, Suite 645       730 17th Street, Suite 500
Englewood, CO 80111                   Denver, CO 80202
((303) 694-0295                       (720) 359-9500

                        Approximate date of commencement
                           of proposed sale to public
                   as soon as practicable after effective date


         If any of the securities being registered on this Form pursuant to Rule 462(b), check the following box. [ ]

         If any of the securities being registered on this Form pursuant to Rule 462(c), check the following box. [ ]

         If any of the securities being registered on this Form pursuant to Rule 462(d), check the following box. [ ]

         If any of the securities being registered on this Form pursuant to Rule 434, check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------
Title of                              Proposed                    Amount of
each class                            Maximum                     Registration
Securities                            Aggregate                   Fee
to be                                 Offering
Registered                            Price (1)
------------------------------------------------------------------------------

Common Stock $.01 par value (2)       $11,902,500                 $3,511.24

Total                                                             $3,511.24

(1) Estimated solely for the purpose of calculating the amount of the registration fee.

(2) Includes shares that the representative of the underwriters has the option to purchase from Hat World Corporation to cover over-allotments, if any, equal to 15% of the initial shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Prospectus
                  Subject to completion, dated June ____, 1999

                                1,150,000 Shares

                              Hat World Corporation

                              [LOGO] HAT WORLD(TM)

                                  Common Stock

     This is our initial public offering. We are offering all of the 1,150,000 shares. We estimate that the share price will be $7.00 to $9.00. No public market currently exists for our shares.

     We plan to apply to have our shares approved for listing on the Nasdaq National Market, with the symbol "HATS."

         INVESTING IN OUR SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.


                                            Per Share             Total
                                            ---------             -----
         Public offering price              $                     $
         Underwriting discounts             $                     $
         Proceeds to Hat World              $                     $

     Solely to cover any over-allotments, we have granted the representative of the underwriters a 60-day option to purchase up to 172,500 additional shares of common stock on the same terms.

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS A CRIME TO MAKE ANY REPRESENTATION TO THE CONTRARY.


                           EBI SECURITIES CORPORATION

                         Prospectus dated June 15, 1999


     The information contained in this prospectus is not complete and may change. A registration statement relating to these shares has been filed with the Securities and Exchange Commission. We may not sell these shares until the registration statement is effective. This prospectus is not an offer to sell these shares and we are not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.

(PHOTOS OF A TYPICAL STOREFRONT WILL BE INCLUDED IN THIS SECTION, AND A MAP OF STORE LOCATIONS ON THE INSIDE BACK COVER.)













     Hat World Corporation is a specialty retailer of sports related headwear. Our primary products are baseball-style caps with licensed logos of professional and college sports teams. This includes baseball, football, basketball, hockey, soccer, and motorsports. We also have branded, lifestyle, fashion and novelty hats, hat accessories, and related products. We currently have 75 stores in 20 states.

     Our web site address is "hatworld.com;" however, the information on the site is not a part of this prospectus.

     We intend to furnish stockholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each year.

     "Hat World" and the Hat World logos are trademarks of Hat World Corporation. We have applied for federal registration of two of these trademarks.

                        HAT WORLD CORPORATION PROSPECTUS


                                  INTRODUCTION

     Please read this prospectus carefully. It describes our business, products, services and finances. We have prepared this prospectus so that you will have information necessary to make an investment decision.

     You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                         PROSPECTUS DELIVERY OBLIGATIONS

     Until ______,1999 (25 days after the date of this prospectus) all dealers making transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary..........................................................  1
Risk Factors................................................................  6
Additional Information...................................................... 13
Use of Proceeds............................................................. 14
Dividend Policy............................................................. 14
Capitalization.............................................................. 15
Dilution.................................................................... 16
Selected Financial Data..................................................... 17
Management's Discussion..................................................... 18
Business.................................................................... 22
Management.................................................................. 36
Certain Transactions........................................................ 43
Principal Shareholders...................................................... 44
Description of Stock........................................................ 45
Shares Eligible for Future Sale............................................. 47
Underwriting................................................................ 48
Legal Matters............................................................... 50
Experts..................................................................... 50
Index to Financial Statements............................................... F-1

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY


OUR BUSINESS

     We are a leading specialty retailer of sports related headwear. Our stores offer a large selection of licensed, baseball-style caps featuring logos of college and professional sports teams such as baseball, basketball, football, hockey, and motorsports. Our stores are located primarily in enclosed malls in the eastern half of the continental United States. At the date of this prospectus, we had 75 stores in 20 states with the average store occupying 675 square feet and contributing approximately $500 in sales per-square-foot. Annualized, we sell between 10,000 and 50,000 hats at each store. To date our strategy has been to open stores in middle market cities, many near college campuses, where we can best serve our target market, the young adult between 12 and 35 years old. This strategy has enabled us to be profitable each year since we opened our first store in 1995. Our current strategy also includes opening stores in larger urban areas.

OUR MERCHANDISING STRATEGY

     We have developed a merchandising strategy that differentiates us from many other retailers of sports related headwear. Our merchandising strategy is to:

     * offer a wide variety of hats that appeal both to the national market and to the specific interests in each of the local markets;
     * offer distinctive quality headwear in both adjustable and fitted sizes;
     *    maintain a large variety of products which are constantly changing;
     * monitor fluctuations in demand and identify popular new teams or individual sports related trends;
     *    create a friendly, sports-oriented shopping environment;
     *    price our products competitively and offer a frequent buyer program;
     * present our merchandise in a visually appealing manner to create a colorful, attractive atmosphere;
     *    open stores in high traffic locations;
     * utilize a kiosk concept for permanent or temporary locations when a traditional store space is not a viable option; and
     * operate an e-commerce Internet site with an up-to-date on-line catalog of our entire product assortment.

     Our typical store offers a selection of approximately 5,000 hats, which includes many different team logos, styles, colors, fabrics, materials, and fitted sizes. We constantly work with our vendors so that we can provide our customers the highest quality products and the latest fashions in fitted and adjustable headwear and accessories. While each of our stores carry a core of similar merchandise, the balance of our merchandise is customized to meet the demands of local consumers. We believe that our ability to merchandise to specific or local sporting or

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

community interests and to promptly adapt to the changing fortunes of sports celebrities and teams differentiates us from our competitors.

     Portions of our product assortment are seasonal. For example, sales of headwear with football team logos are naturally stronger during the fall football season. Customer interest fluctuates with the notoriety of a player, team or sport; therefore, we carry some items all year, some items seasonally, and some items we order on short notice depending on a particular team's performance. Our inventory management systems help us monitor the sales patterns of each store on a daily basis to better satisfy local demand and to efficiently manage inventory. This enables us to quickly add fast-selling items and reduce slow-moving items. Our success depends on our ability to offer a broad selection of high-demand sports headwear.

     We create a sports-oriented, friendly environment. We do this by presenting our products in a visually appealing way and by hiring sports-fans as salespeople. Our target market is attracted to our stores due to our product selection, presentation and store locations. Our store employees are sports enthusiasts and are able to talk about the latest sporting events. This helps promote the demand for our products, encourages our customers to browse for longer periods of time, and assists our employees in delivering quality customer service.

     The price of our headwear typically ranges between $15 and $25, which is an affordable purchase for our target market. In addition, we promote customer loyalty through our Passport Club, a frequent buyer card. To obtain membership to this program, our customers buy their first hat at the regular price and pay an additional $3 for the club membership. Thereafter, membership provides for a lifetime discount, from the regular price, of 20% on hats and 10% on other items.

     Our prompt responsiveness to changes in consumer interests satisfies the strong impulse or trend-setting buyer because we have the hot product demanded by these buyers. This segment of the market is often willing to pay the full retail price for leading-edge products. For less impulsive, price-conscious consumers, the Passport Club aims to satisfy their need for a bargain. We believe this dual-marketing strategy maximizes returns from each end of the market spectrum. The Passport Club has approximately 81,000 members.

     We have two alternatives to our traditional store format - a kiosk and a web site. We presently operate two kiosks which each occupies 100 to 200 square feet. Our flexible kiosk design allows for larger or smaller units. We intend to use a kiosk where traditional store space is not available or economically justifiable.

     In April 1999, we opened our Internet site, www.hatworld.com, as an informational web site. By mid June 1999, we intend to have upgraded the site to sell products on-line to site visitors. We expect our web site to serve as a profit center as well as information source for tracking geographical changes in consumer preferences.

     Historically, our stores have been opened in middle-market locations, often near colleges and universities. Since we are not typically a destination store, we prefer high traffic mall locations

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

where shopping in our stores is convenient for our target market. We have developed strong relationships with shopping mall leasing firms for a number of reasons:

     * we are a desirable mall tenant because we generate high sales per-square-foot;
     * other tenants welcome us because we are generally not a threat to their sales;
     * specialty headwear retailers have recently become recognized as a standard tenant group for malls;
     * the relative uniqueness of our area of specialty makes our concept less intrusive to the existing sales patterns in many malls;
     * our store design and store size requirements are flexible which facilitates our use of a variety of locations not often viewed as desirable by potential tenants with more rigid store designs;
     *    we have a reputation for paying rent promptly and accurately; and
     * our growth while maintaining profitability has also brought us the attention of mall management firms looking to fill spaces with reliable, professional tenants.

OUR GROWTH STRATEGY

     We opened our first store in 1995 and followed with 4 store openings in 1996. We opened 13 stores in 1997, and 35 stores in 1998. At the date of this prospectus, we have opened 22 new stores in 1999, for a total of 75 stores. We intend to open 38 additional stores in the remainder of 1999 and add 70 stores in each of the next two years. Our future expansion will come from opening new stores and through acquisitions. In the US, we have identified 1,800 potential shopping mall locations, 200 strip center locations, 25 airports, and 25 outlet centers that would be suitable for a traditional store. Additionally, our kiosk format enables us to open stores in malls where a traditional space is not readily available or where a traditional space is not justified. A kiosk may serve to establish our store in a mall, giving us priority for a traditional space when it becomes available. We intend to generate sales, gauge domestic and international interest in new headwear, and to communicate with our frequent buyer club members through our Internet web site.

ABOUT HAT WORLD CORPORATION

     Our operating subsidiary was incorporated in Minnesota on June 1, 1995. Our operating company executives and distribution center are located in Indianapolis, Indiana. On April 26, 1999, we incorporated our holding company, also in Minnesota. The office for our holding company executives, investor relations and financial and accounting departments is at 4912 South Minnesota Avenue, Sioux Falls, South Dakota 57108. Our telephone number is (605) 336-0551.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "believes," "expects," estimates," "anticipates," "intends," "plans," and similar expressions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE OFFERING

Common stock offered by Hat World.....  1,150,000 shares

Common stock to be outstanding
     after this offering..............  4,293,446 shares

Use of Proceeds.......................  To open and operate additional stores, to pay short-term indebtedness and a
                                        bridge loan, to make complementary
                                        acquisitions or investments, and for
                                        working capital and other general
                                        corporate purposes.

Proposed Nasdaq National Market
     symbol...........................  HATS

The number of shares of common stock to be outstanding after this offering does not include:
* 433,500 shares that would be issued upon the exercise of stock options outstanding under our 1999 Stock Option Plan at a weighted average exercise price of $5.61 per share;
* 446,500 additional shares that have been reserved for issuance and may be granted under such plan;
* up to 40,000 shares issuable upon the exercise of a warrant that we have agreed to issue after the offering as partial consideration for a loan guarantee. The warrant will be for two years and will have an exercise price equivalent to 125% of the initial public offering price per share; and
* 115,000 shares issuable upon the exercise of warrants to be issued to the representative of the underwriters of this offering. The warrants are to be exercisable for a period of four years commencing one year after the effective date of the offering and shall be exercisable at 120% of the initial public offering price per share.

                              ABOUT THIS PROSPECTUS

     Unless otherwise indicated, all information in this prospectus assumes that the representative of the underwriters does not exercise its over-allotment option or its warrants and that no other person exercises any other outstanding option or warrant.

     This summary highlights some information from this prospectus and may not contain all the information that is important to you.

     Unless the context requires otherwise, the "Company," "Hat World," "we," "us," and "our" in this prospectus refer to Hat World Corporation, including its subsidiary, Hat World, Inc.

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                                       4

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                             SUMMARY FINANCIAL DATA

     The following table summarizes the financial data for our business. Please see our audited and unaudited financial information beginning on page F-1.

                                                 Year Ended December 31,        Three Months Ended March 31,
                                              ----------------------------     -----------------------------
                                                  1997            1998             1998             1999
                                              ------------    ------------     ------------     ------------
STATEMENT OF OPERATIONS DATA:
      Net sales                               $  3,761,107    $ 10,975,102     $  1,191,441     $  3,023,721
      Gross profit                               2,054,081       6,077,172          634,105        1,630,715
      Income (loss) from operations                480,674       1,014,493          (85,250)        (463,678)
      Income (loss) before income taxes            470,858       1,008,269          (80,693)        (473,787)
      Provision (benefit) for income taxes         195,300         365,700          (36,312)        (189,515)
                                              ------------    ------------     ------------     ------------

      Net income (loss)                       $    275,558    $    642,569     $    (44,381)    $   (284,272)
                                              ============    ============     ============     ============


      Earnings(loss) per share, basic         $       0.13    $       0.23     $      (0.02)    $      (0.09)
                                              ============    ============     ============     ============
      Earnings(loss) per share, diluted       $       0.13    $       0.22     $      (0.02)    $      (0.09)
                                              ============    ============     ============     ============

      Weighted average shares outstanding        2,074,902       2,820,890        2,545,816        3,143,446


                                                  Year Ended December 31,       Three Months Ended March 31,
                                             ---------------------------------  ----------------------------
SELECTED OPERATING DATA:                      1995     1996     1997     1998       1998             1999
                                             ---------------------------------  ------------     -----------
      Number of stores:
         Opened during period                   1       4        13       35          3                7
         Closed during period                   0       0         0       0           0                0
         Open at end of period                  1       5        18       53         21               62
      Comparable store sales increases         N/A     N/A      6.4%    12.4%       14.5%            5.4%
      Net sales increases                      N/A     778%     300%     192%       302%             154%


                                                                                   March 31, 1999
                                                                         -------------------------------
                                                                              Actual         As adjusted
                                                                         --------------      -----------
BALANCE SHEET DATA:
      Cash and short-term investments                                      $   12,224        $ 8,016,224
      Working capital                                                         594,850          8,598,850
      Total assets                                                          8,067,964         16,071,964
      Stockholders' equity                                                  5,091,224         13,095,224

The as adjusted column reflects our receipt of the estimated net proceeds from the sale of 1,150,000 shares of common stock at an assumed initial public offering price of $8.00 per share, after deducting underwriting discounts and other estimated offering expenses.

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                                       5

                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS.

     IF ANY OF THE EVENTS DESCRIBED IN THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE HAVE A LIMITED OPERATING HISTORY AND ARE SUBJECT TO THE UNCERTAINTIES OF A YOUNG COMPANY.

     We have been in business since 1995. We have a limited operating history by which you can evaluate our likelihood of success or failure. Our business plan is based on certain assumptions made without the benefit of a lengthy operating history.

WE HAVE AN AGGRESSIVE EXPANSION STRATEGY, WHICH MAKES MANAGEMENT OF GROWTH CRITICAL IN OUR FUTURE SUCCESS.

     We intend to pursue an expansion strategy involving opening more stores than we have in recent years, and our future operating results will depend to a substantial extent upon our ability to open and operate new stores successfully. Failure or difficulty with opening new stores on a timely basis would materially adversely affect our business, results of operations and financial performance. We cannot assure you that our new stores, when opened, will be profitable or achieve sales or profitability levels comparable to our existing stores.

     We will also enter certain new markets in new regions and larger urban areas that may present competitive and merchandising challenges that are different from those that we have encountered in our existing markets. Our ability to open new stores on a timely basis will depend upon a number of factors. These include:

*    the ability to properly identify and enter new markets,
*    locate suitable store sites,
*    negotiate acceptable lease terms,
*    access adequate inventory,
*    secure capital resources and financing, construct or refurbish sites,
*    hire, train and retain skilled managers and personnel, and
*    manage other factors, many of which will be beyond our control.

     We cannot assure you that we will be able to effectively or successfully manage our growth.

WE ARE DEPENDENT ON KEY PERSONNEL AND THE ABILITY TO HIRE ADDITIONAL PERSONNEL.

     Our success depends in large part on our ability to attract, motivate and retain highly qualified management and personnel. Competition for such personnel is generally strong and we cannot assure you that we will be able to attract and retain the personnel necessary for the development and operation of our business. We are heavily dependent upon the continued services of our present officers and directors. They have the major responsibility for review of opportunities and implementing our growth plans. Consequently, the loss of services of any or all of these persons would have an adverse effect on our operations. We have no key man life insurance on any of our officers or directors.

WE FACE INTENSE COMPETITION FROM A LARGE VARIETY OF RETAILERS THAT SELL SIMILAR MERCHANDISE.

     Our business is highly competitive. We compete with a large variety of stores and retailers that carry the same type of merchandise we sell. Many competitors are larger than us and have access to significantly greater financial, marketing and other resources. It is uncertain that our stores can compete on the basis of merchandise quality and selection, price, visual appeal of the merchandise and the convenience of the store location. We cannot assure you that we will continue to be able to compete successfully against existing or future competition. Our expansion into the markets served by our competitors, entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition and results of operations.

WE MAY HAVE DIFFICULTY IN JUDGING CONSUMER PREFERENCES; WE COULD EXPERIENCE REDUCED SALES, EXCESS INVENTORY AND LOWER MARGINS.

     All of our products are subject to changing consumer preferences. Consumer preferences and demand could shift to types of headwear other than those sold by us. Any shift could have a material adverse effect on our operating results. Our future success will depend on our ability to anticipate and respond to changes in consumer preferences. We can not assure you that we will be able to anticipate or respond to changes on a timely basis, or at all. Our failure to anticipate and respond to changing consumer preferences could lead to lower sales, excess inventory and lower margins, any of which could have an adverse effect on our business, financial condition and results of operations.

OUR SUCCESS IS DEPENDENT UPON MAINTAINING GOOD VENDOR RELATIONSHIPS AND MANAGEMENT OF OUR INVENTORY.

     We buy significant amounts of our products from 5 vendors with whom we have no long-term purchase commitments or exclusive contracts. If we experience problems with respect to vendor fulfillment and retention or if any of our key vendors experience business interruptions, we may have difficulty in obtaining desired merchandise on acceptable terms. Our results of operations could be adversely affected by a disruption in purchases from any of our vendors, any of which could discontinue selling to us at any time.

WE RELY ON ACCURATE AND TIMELY DATA FROM OUR COMPUTER INFORMATION SYSTEMS.

     Our business depends on the efficient and uninterrupted operation of our computer and communications systems. Our principal computer center and communications systems are located at our operations headquarters in Indianapolis, Indiana. Any systems interruptions that cause malfunctions or result in slower response times could result in losses of data and revenue. Any of these losses could materially and adversely affect our business, financial condition and operating results. Interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. We do not presently have a formal disaster recovery plan and our insurance may not be sufficient to cover losses from these events.

     In addition, we rely on our existing management information systems for operating and monitoring all major aspects of our business, including sales, warehousing, distribution, purchasing, inventory control, merchandise planning and replenishment, as well as various financial functions. Any failure by us to upgrade such systems or unexpected difficulties encountered with such systems as our business expands, or in general any disruption in these systems, could adversely affect our results of operations and financial performance.

DUE TO THE SEASONAL NATURE OF OUR REVENUES, PROFITABILITY IS SIGNIFICANTLY DEPENDENT ON THE FOURTH QUARTER.

     We have experienced, and expect to continue to experience, substantial seasonal fluctuations in our sales and operating results, which are typical of many mall-based specialty retailers and common to most retailers generally. Due to the importance of the fall selling season, which includes Thanksgiving and Christmas, the fourth calendar quarter has historically contributed, and is expected to continue to contribute, a substantial majority of our operating income and net income for the entire year. We expect this pattern to continue during the current fiscal year and anticipate that in subsequent years the fourth quarter will continue to contribute disproportionately to our operating results, particularly during November and December. Any factors negatively affecting our business during the fourth quarter in any year, including unfavorable economic conditions, could have a material adverse effect on our financial condition and results of operations.

     Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including, among other things, the timing and pre-opening expenses of new store openings, the relative proportion of new stores to mature stores, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in the timing of holidays and changes in our product mix. The market value of our common stock will likely vary significantly in response to changes in our quarterly results of operations.

OUR LEASE OBLIGATIONS ARE SIGNIFICANT AND ERRORS BY US IN SITE SELECTION COULD BE COSTLY.

     We operate all our stores in leased locations. We determine and negotiate the rental rates based on our estimates of future store performance, which is based on a number of assumptions. These assumptions could be wrong or the conditions on which they are based could change during the term of a lease.

WE CURRENTLY HAVE A REGIONAL MARKET CONCENTRATION AND ARE SUBJECT TO REGIONAL CONDITIONS.

     Most of our stores are located in the eastern half of the continental United States. Our current expansion plans anticipate that many of our new stores will be located in the states where we already have operations or in contiguous states. Consequently, our results of operations are more subject to regional economic conditions, weather conditions, demographic and population changes and other factors specific to a particular region than are the operations of more geographically diverse competitors. In addition, changes in such regional factors, which reduce the appeal of our stores and merchandise to local consumers, could have a material adverse effect on our business, results of operations and financial condition.

We expect to open new stores in certain markets, in which we are already operating, which could adversely affect the financial performance at existing stores within those markets.

ECONOMIC CONDITIONS AND FLUCTUATIONS IN CONSUMER SPENDING COULD ADVERSELY AFFECT OUR RETAILING OPERATIONS.

     Our sales are also subject to a number of factors relating to consumer spending, including general economic conditions affecting disposable consumer income such as employment, business conditions, interest rates, the level of consumer debt and taxation. A weak retail environment would adversely affect our sales. We cannot assure you that purchases of hats will not decline during economic recessions or that a prolonged recession will not have a material adverse effect on our business, financial condition and results of operations. In addition, economic downturns during the fourth quarter could adversely affect us to a greater extent than if such downturns occurred at other times of the year.

OUR COMPARABLE STORE SALES RESULTS MAY BE NEGATIVELY IMPACTED BY ECONOMIC CONDITIONS AND OTHER FACTORS.

     Numerous factors affect comparable store sales results, including among others, weather conditions, retail trends, the retail sales environment, economic conditions and our success in executing our business strategy. Our comparable store sales results have experienced monthly fluctuations. In addition, we anticipate that opening new stores in existing markets may result in decreases in comparable store sales for existing stores in such markets. We cannot assure you that comparable store sales for any particular period will not decrease in the future. Variations in our comparable store sales results could cause the market price of our common stock to fluctuate significantly and could have a material adverse effect on us.

IF CUSTOMER TRAFFIC IN MALLS DECREASES THEN OUR OPERATING RESULTS WILL ALSO DECREASE.

     Substantially all of our existing stores are located in enclosed malls. As a result, we must rely, in part, on the ability of mall anchor tenants and other tenants to generate customer traffic in the vicinity of our stores. Our future operating results will also depend on many other factors that are beyond our control, including the overall level of mall traffic and general economic conditions affecting consumer confidence and spending.

     We cannot assure you that enclosed shopping malls will continue to attract a sufficient number of shoppers for our business or that the malls in which we have stores will continue to attract strong anchors or a sufficient number of shoppers for our business.

WE ARE DEPENDENT ON FOREIGN-SOURCED MERCHANDISE, WHICH COULD BE ADVERSELY AFFECTED BY SUCH FACTORS AS CHANGES IN FOREIGN TRADE PRACTICES AND ECONOMIC CONDITIONS.

     Some of our vendors are importers of merchandise manufactured by or for them in the Far East. Risks involved in buying products manufactured abroad include fluctuations in the value of currencies, and increases in customs duties and related fees resulting from position changes by the United States Customs Service. They are also subject to import controls and trade barriers (including the unilateral imposition of import quotas), loss of most-favored- nation trading status, restrictions on the transfer of funds, work stoppages, negative publicity from certain work or trade practices and economic uncertainties.

     Changes in foreign governments, regulations and political stability may cause disruption of trade from the countries in which the suppliers of our vendors are located.

FAILURE TO PROTECT TRADEMARKS, TRADE SECRETS AND OTHER PROPRIETARY RIGHTS WILL ADVERSELY IMPACT OUR COMPETITIVENESS.

     We seek to protect our rights, but our efforts may be inadequate and may not prevent others from claiming violations by us of their proprietary rights. The unauthorized misappropriation of our proprietary rights could have a material, adverse effect on our business, financial condition and operating results. Trade secret, copyright and trademark laws offer only limited protection. Further, we may not be able to use our U.S. trademarks in other countries where we may expand or trademark, copyright and trade secret protection may not be available in those countries. Policing unauthorized use of our proprietary information is difficult. If we resort to legal proceedings to enforce our proprietary rights, the proceedings could be burdensome and expensive and the outcome could be uncertain.

     We may also be subject to claims alleging infringement by us of third party proprietary rights. If we were to discover that any of our products infringed third party rights, we may not be able to obtain permission to use such rights on reasonable terms. This inability may require us to expend significant resources to make our products non-infringing or to discontinue the use of such products. Any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Further, a party making such a claim could secure a judgment that requires us to pay substantial damages or that prevents us from using or selling our products. Any of these events could have a material, adverse effect on our business, financial condition and operating results.

WE MAY MAKE ACQUISITIONS OR INVESTMENTS IN OTHER BUSINESSES THAT WILL EXPOSE US TO NEW RISKS OR UNCERTAINTIES.

     We may acquire or make investments in additional complementary businesses, technologies, services or products if appropriate opportunities arise. This acquisition and investment strategy has the following risks:

* we may not be able to identify suitable acquisition or investment candidates at reasonable prices;
* we may make errors in determining which business opportunities are complementary or appropriate;
* we may not be able to successfully integrate services, products or personnel of any acquisition or investment into our operations;
* acquisitions and investments may cause a disruption in our ongoing business, distract our management and other personnel and make it difficult to maintain our standards, controls and procedures;
*    we may acquire unknown liabilities in these acquisitions or investments;
* costs associated with these acquisitions, including the amortization of intangible assets, will adversely affect profitability; and
* we may acquire companies or make investments in markets in which we have little experience.

     WE MAY ENCOUNTER INTERNET REGULATORY UNCERTAINTIES IN OUR ATTEMPT TO ESTABLISH ONLINE SALES.

     Few laws or regulations are currently directly applicable to certain activities on the Internet. However, new laws and regulations may be adopted because of the Internet's popularity and growth in such areas as:

*    online content;
*    user privacy;
*    taxation;
*    access charges;
*    linkage fees;
*    copyrights;
*    characteristics and quality of products and services, and
*    consumer protection.

     Such government regulation may impose additional burdens on our business. They may also impede the growth in Internet use and thereby decrease the demand for our products and services via the Internet.

     Additionally, US and foreign laws applicable to e-commerce or Internet communications are becoming more prevalent. These laws have been recently enacted and there is uncertainty regarding their marketplace impact. Any new legislation or regulation regarding the Internet, or application of existing laws and regulations, to the Internet, could affect us.

WE MAY NOT BE ABLE TO OBTAIN THE MOST DESIRABLE WEB SITE ADDRESSES FOR OUR BUSINESS.

     We currently hold various Internet web site addresses related to our business. We may not be able to prevent third parties from acquiring web site addresses that are similar to our addresses, which could materially and adversely affect our business, financial condition and operating results. Governmental agencies and their designees generally regulate the acquisition and maintenance of web site addresses. The regulation of web site addresses in the United States and foreign countries is subject to change. As a result, we may not be able to acquire or maintain relevant web site addresses in all countries where our services and products are made available through the Internet. Furthermore, the relationship between regulations governing such addresses and laws protecting trademarks is unclear.

OUR CURRENT DIRECTORS AND EXECUTIVE OFFICERS WILL CONTROL A MAJORITY OF THE OUTSTANDING COMMON STOCK UPON COMPLETION OF THIS OFFERING.

     After this offering, the officers and directors will control a minimum of 63% of the outstanding common stock. As a result, we may be able to exercise a controlling influence over matters requiring approval of our shareholders, including the election of directors, and over the business and affairs of our company. Investors in this offering will not be able to exercise control. This would include determinations with respect to mergers and other business combinations, and the acquisition and disposition of our assets.

WE HAVE BROAD DISCRETION TO USE THE OFFERING PROCEEDS.

     We expect to use the proceeds to open new stores and for working capital and other corporate expenses. We may also use a portion of the net proceeds for acquisitions and investments. We also plan to repay short-term indebtedness and a bridge loan. Management will have broad discretion in applying the net proceeds of this offering.

You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

WE DO NOT EXPECT TO PAY CASH DIVIDENDS ON OUR COMMON STOCK.

     We have never paid a cash dividend on our common stock. To the extent that income is derived from our operations, it is likely that it will be used entirely to fund growth, rather than being distributed to our shareholders. The timing and payment of any other distributions are left entirely to our discretion. Cash distributions of any kind are unlikely to occur, although we may elect to make tax-free issuances of additional shares in the form of stock splits or stock dividends. We cannot assure you that a stock split or dividend will occur.

WE MAY NEED AND BE UNABLE TO OBTAIN ADDITIONAL CAPITAL.

     We cannot assure you that we will be able to achieve our goals without additional capital or that we will be able to raise the additional capital. Even if additional capital is obtained, we cannot assure you that we will be able to achieve our goals with additional capital, or that any new capital, if available, will be on favorable terms.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price per share will exceed the net tangible book value per share. Investors purchasing shares in this offering will suffer immediate and substantial dilution of their investment.

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD CAUSE OUR STOCK PRICE TO FALL AND DECREASE THE VALUE OF YOUR INVESTMENT.

     The market price of our common stock could fall if our shareholders sell substantial amounts of common stock (including shares issued on the exercise of outstanding options) in the public market following this offering. These sales might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

OUR COMMON STOCK HAS NEVER BEEN PUBLICLY TRADED.

     There has never been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price has been determined by negotiations between Hat World and the representative of the underwriter and may not be indicative of prices that will prevail in the trading market.

OUR STATE OF INCORPORATION HAS RULES THAT DISCOURAGE TAKEOVERS, WHICH COULD DEPRESS OUR STOCK PRICE.

     Our company is incorporated in Minnesota, and Minnesota law could make it more difficult for a third party to acquire us if opposed by us, even if a change in control would be beneficial to our stockholders. These laws might discourage, delay or prevent a change of control of Hat World or a change in our management. These provisions could also limit the price that investors or a potential acquirer might be willing to pay in the future for shares of common stock.

OUR STOCK PRICE MAY BE VOLATILE.

     The general stock market and the market for small companies have been highly volatile. Accordingly, the market price of our common stock is likely to be volatile. Investors may not be able to resell their shares of our common stock following periods of volatility because of the adverse reaction by the market to such volatility. We cannot assure you that our stock will trade at the comparative levels to other retail company shares or that the trading prices and price earnings or price revenue ratios will be sustained. Factors that could cause such volatility may include, among other things:

*    actual or anticipated variations in quarterly operating results;
*    new sales formats or new products or services;
*    changes in financial estimates by securities analysts;
*    conditions or trends in retailing;
*    changes in the market valuations of other retail companies;
* announcements by us or our competitors or significant acquisitions, strategic partnerships or joint ventures;
*    additions or departures of key personnel;
* and sales of common stock and imbalances between the supply and demand for shares on any given day.

     Many of these factors are beyond our control. These factors may materially adversely affect the market price of our common stock, regardless of our operating performance.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed, with the Securities and Exchange Commission, Washington, DC, a Registration Statement on Form SB-2 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, the exhibits and schedules. For further information, about our common stock and us, please refer to the Registration Statement, exhibits and schedules. Statements made in this Prospectus as to the contents of any contract, agreement or other documents referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

     The Registration Statement, exhibits and schedules may be inspected without charge and copied at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained at prescribed rates from such offices upon the payment of the fees proscribed by the SEC.

     The Securities and Exchange Commission maintains a web site that contains registration statements, reports, proxy and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address for the web site is http://www.sec.gov.

                                 USE OF PROCEEDS

     We estimate that we will receive net proceeds from this offering of approximately $8,004,000 or $9,204,950 if the representative exercises its over-allotment option in full. Each of these amounts is based upon an assumed initial public offering price of $8.00 per share.

     We expect to use the net proceeds of this offering for the following purposes:

     * to repay approximately $3.5 million in debt consisting of short-term indebtedness of approximately $1.5 million and a bridge loan of $2.0 million which were used to fund the opening of new stores;

     * to fund the expansion of new stores after the offering, estimated at $2.5 million, which would increase to $3.0 million if the over-allotment option is exercised in full;

     * to make complementary acquisitions or investments, estimated at $1.5 million, which would increase to $2.2 million if the over-allotment option is exercised in full; and

     * for working capital and other general corporate purposes, estimated at $.5 million.

     We have not identified specific uses for all of the proceeds from this offering, and management will have broad discretion over their use and investment. As noted above, we may acquire or invest in complementary businesses, management information systems and other technologies, services or products and a portion of the net proceeds may be used for such acquisitions or investments. However, we currently have no understandings, commitments or agreements for any material acquisition or investment.

     Pending use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing investment grade securities.


                                 DIVIDEND POLICY

     We have never paid or declared any cash dividends on our common stock.

     We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 1999. Our capitalization is presented:

     *    on an actual basis; and
     * on an as-adjusted basis to reflect our receipt of the estimated net proceeds from the sale of 1,150,000 shares of common stock at an assumed initial public offering price of $8.00 per share, after deducting underwriting discounts and estimated offering expenses.

                                                                           March 31, 1999
                                                                    ---------------------------
                                                                       Actual       As Adjusted
                                                                    -----------     -----------
Common stock, $.01 par value, 10,000,000 shares
     authorized, 3,143,446 shares issued and outstanding;
     4,293,446 shares issued and outstanding as adjusted.........   $    31,436     $    42,936

Additional paid in capital.......................................     4,383,230      12,375,730

Retained earnings................................................       676,558         676,558
                                                                    -----------     -----------

Shareholders' Equity (Total Capitalization)......................   $ 5,091,224     $13,095,224
                                                                    ===========     ===========

     We expect there will be 4,293,446 shares of common stock outstanding after this offering. In addition to the shares outstanding after the offering, we may issue additional shares of common stock under the following plans and arrangements:

     * 433,500 shares issuable upon the exercise of stock options outstanding under the 1999 Stock Option Plan at a weighted average exercise price of $5.61 per share;

     *    446,500 shares available for issuance under the same Plan;

     * up to 40,000 shares issuable upon the exercise of a warrant that we have agreed to issue after the offering as partial consideration for a loan guarantee. The warrant will be for two years after the effective date of the offering and will have an exercise price equivalent to 125% of the initial public offering price per share; and

     * 115,000 shares issuable upon the exercise of warrants to be issued to the representative of the underwriters of this offering. The warrants are to be exercisable for a period of four years commencing one year after the effective date of the offering and shall be exercisable at 120% of the initial public offering price per share.

                                    DILUTION

     As of March 31, 1999, the net tangible book value was $5,085,066 or $1.62 per common share. Net tangible book value per common share represents the amount of our total tangible assets less total liabilities, divided by the number of common shares outstanding.

     After giving effect to the sale of the 1,150,000 shares of common stock offered at an assumed initial public offering price of $8.00 per share, and after deducting the underwriting discounts and estimated offering expenses payable by us, our as adjusted net tangible book value at March 31, 1999 would have been $3.05 per share. This represents an immediate increase in the as adjusted net tangible book value of $1.43 to existing stockholders and an immediate dilution in as adjusted net tangible book value of $4.95 per share to purchasers of common stock in this offering. Dilution per share represents the difference between the price per share paid by public investors and the as adjusted net tangible book value per share at March 31, 1999. The following table illustrates this per share dilution as of March 31, 1999.

Assumed initial public offering price per share............................             $  8.00
     Net tangible book value before the offering...........................  $  1.62
     Increase to existing shareholders after offering......................     1.43
                                                                             -------

As adjusted net tangible book value per share after the offering...........                3.05
                                                                                        -------

Dilution per share to new investors........................................             $  4.95
                                                                                        =======

     The following tables set forth, as of March 31, 1999, after giving effect to the sale of the number of common shares, and without adjustment for commissions and other expenses related to this offering, the number and percentage of shares of common stock purchased from the Company, the amount and percentage of cash consideration paid and the average price per share paid by the new investor pursuant to this offering and by existing shareholders.

                               Shares Purchased         Total Consideration
                            ----------------------    ------------------------    Average Price
                             Number        Percent       Amount        Percent      Per Share
                            --------      --------    ------------    --------    -------------
Existing stockholders.....  3,143,446          73%    $  4,414,666         22%      $   1.40
New investors.............  1,150,000          27%       9,200,000         68%      $   8.00
                            ---------     --------    ------------    --------

     Total................  4,293,446         100%    $ 13,614,666        100%
                            =========     ========    ============    ========

     See "Capitalization" for information about shares issuable and reserved for stock options and warrants that would also effect dilution.

                             SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes beginning on page F-1. The statements of operations data are set forth below for the periods ended December 31, 1997 and 1998 and the three months ended March 31, 1998 and 1999. These figures are derived from and qualified by reference to our financial statements included elsewhere in this prospectus. The results are not necessarily indicative of results to be expected for any future period

                                                 Year Ended December 31,        Three Months Ended March 31,
                                              ----------------------------     -----------------------------
                                                  1997            1998             1998             1999
                                              ------------    ------------     ------------     ------------
STATEMENT OF OPERATIONS DATA:
      Net sales                               $  3,761,107    $ 10,975,102     $  1,191,441     $  3,023,721
      Gross profit                               2,054,081       6,077,172          634,105        1,630,715
      Income (loss) from operations                480,674       1,014,493          (85,250)        (463,678)
      Income (loss) before income taxes            470,858       1,008,269          (80,693)        (473,787)
      Provision (benefit) for income taxes         195,300         365,700          (36,312)        (189,515)
                                              ------------    ------------     ------------     ------------

      Net income (loss)                       $    275,558    $    642,569     $    (44,381)    $   (284,272)
                                              ============    ============     ============     ============


      Earnings(loss) per share, basic         $       0.13    $       0.23     $      (0.02)    $      (0.09)
                                              ============    ============     ============     ============
      Earnings(loss) per share, diluted       $       0.13    $       0.22     $      (0.02)    $      (0.09)
                                              ============    ============     ============     ============

      Weighted average shares outstanding        2,074,902       2,820,890        2,545,816        3,143,446


                                                  Year Ended December 31,       Three Months Ended March 31,
                                             ---------------------------------  ----------------------------
SELECTED OPERATING DATA:                      1995     1996     1997     1998       1998             1999
                                             ---------------------------------  ------------     -----------
      Number of stores:
         Opened during period                   1       4        13       35          3                7
         Closed during period                   0       0         0       0           0                0
         Open at end of period                  1       5        18       53         21               62
      Comparable store sales increases         N/A     N/A      6.4%    12.4%       14.5%            5.4%
      Net sales increases                      N/A     778%     300%     192%       302%             154%


                                                                                    March 31, 1999
                                                                         -------------------------------
                                                                              Actual         As adjusted
                                                                         --------------      -----------
BALANCE SHEET DATA:
      Cash and short-term investments                                      $   12,224        $ 8,016,224
      Working capital                                                         594,850          8,598,850
      Total assets                                                          8,067,964         16,071,964
      Stockholders' equity                                                  5,091,224         13,095,224

The as adjusted column reflects our receipt of the estimated net proceeds from the sale of 1,150,000 shares of common stock at an assumed initial public offering price of $8.00 per share, after deducting underwriting discounts and other estimated offering expenses.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth under "risk factors" and elsewhere in this prospectus. The following discussion and analysis should be read in conjunction with "selected financial data," and the financial statements and notes thereto, appearing elsewhere in this prospectus.

GENERAL

     Our operating company, Hat World, Inc. was incorporated on June 1, 1995. We made this company a subsidiary of a new holding company, Hat World Corporation, which was incorporated on April 26, 1999. We have generated net income each year that we have been in business, and sales and net income have grown each year.

     Our annual sales increases have been mainly due to having more stores each year. Total same store sales have also increased since inception. Price increases have been much less a factor in the sales increases.

RESULTS OF OPERATIONS

     From the calendar year ended December 31, 1996 to December 31, 1998 our net sales increased at a compounded annual rate of 341.5%. Net income increased from $53,632 in 1996 to $642,569 in 1998.

FIRST QUARTER OF 1999 COMPARED TO FIRST QUARTER OF 1998

     The number of our stores increased to 62 from 21.

     NET SALES. Net sales increased by $1,832,280, or 154%, to $3,023,721 for the quarter ended March 31, 1999 compared to $1,191,441 for the quarter ended March 31, 1998. This increase in net sales was due to the addition of 41 new stores and a same-store sales increase of 5.4%.

     COST OF SALES. Cost of sales, increased by $835,670, or 150%, to $1,393,006 for the quarter ended March 31, 1999 compared to $557,336, in 1998. Principal reasons for this increase were the rise in the number of stores and the volume of merchandise sold. As a percentage of net sales, cost of sales decreased to 46.1% in 1999 compared to 46.8% in 1998. The decrease, as a percentage of sales, was due to our increasing buying power to negotiate lower prices from vendors, which resulted in higher maintained markups.

     OPERATING EXPENSES. Operating expenses increased by $1,375,038, or 191%, to $2,094,393 in 1999 from the 1998 level of $719,355. This increase was due to the increased cost of opening and operating the additional stores.

     Rent and common area maintenance expenses are included in operating expenses, are relatively fixed in nature, and remained relatively stable as a percent of sales from 1999 compared to 1998.

     Depreciation and amortization increased by $44,580, or 242%, to $63,036 in 1999 from the 1998 level of $18,456. This increase was primarily due to the investment in 41 new stores.

     OTHER. Due to the decrease in cash levels attributed to new store financing and the existence of short-term debt, interest expense exceeded interest income for the first quarter of 1999 compared to the first quarter of 1998. As a percentage of sales, interest income, net and other income, were immaterial for both quarters.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     The number of our stores increased to 53 from 18.

     NET SALES. Net sales increased by $7,213,995, or 192%, to $10,975,102 for the year ended 1998 compared to $3,761,107 for the year ended 1997. This increase in net sales was due to the addition of 35 new stores, a same-store sales increase of 12.4% and an 8.7% increase in the average unit retail price in all stores.

     COST OF SALES. Cost of sales increased by $3,190,904, or 187%, to $4,897,930 in 1998 compared to $1,707,026 in 1997. Principal reasons for this increase were the rise in the number of stores and the volume of merchandise sold. As a percentage of net sales, these expenses decreased to 44.6% in 1998 compared to 45.4% in 1997. The decrease, as a percentage of sales, was due to our increasing buying power to negotiate lower prices from vendors, which resulted in higher maintained markups.

     OPERATING EXPENSES. Operating expenses increased by $3,489,272, or 222%, to $5,062,679 in 1998 from the 1997 level of $1,573,407. This increase was due to the cost of opening and operating the additional stores. As a percentage of net sales, these expenses increased to approximately 46.1% in 1998 compared to 41.8% in 1997. The increase in selling, general and administrative expenses as a percentage of sales is primarily attributable to the increased staff needed to open the 35 new stores as well as additional staff needed to maintain product flow to the additional stores, a 194% gain from 1998 compared to 1997.

     Rent, rent support and the cost of the merchandising department, which are included in operating expenses and are relatively fixed in nature, and remained relatively stable as a percent of sales from 1998 compared to 1997.

     Depreciation and amortization increased by $323,216, or 234%, to $461,233 in 1998 from the 1997 level of $138,017. This increase was primarily due to the investment in 35 new stores, and the remodeling of 3 stores.

     OTHER. Due to the decrease in cash levels attributed to new store financing and the existence of long-term debt, interest expense exceeded interest income in 1998. As a percentage of sales, interest income, net and other income, were immaterial for both 1998 and 1997.

     INCOME TAXES. Income taxes increased by $170,400 to $365,700 in 1998 compared to $195,300 in 1997. Our effective tax rate decreased 5.2% from 1998 compared to 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Our operations have historically provided cash flow which, together with our credit facilities and equity financing, have provided adequate liquidity to meet our operational needs. Cash and cash equivalents, including short-term investments, totaled $433,354 at the end of 1998.

     Net cash provided by operating activities amounted to ($348,572) in 1998 compared to $556,330 in 1997. The decrease in 1998 was primarily due to additional inventory purchased to support the 35 new locations in 1998 and anticipated store openings for early 1999. Our current ratio, current assets over current liabilities, was 1.96 for 1998 and 1.52 for 1997.

     At the end of 1998, we had available a $650,000 credit line with a bank to finance our working capital requirements. This facility was to mature on May 31, 1999; however, in March 1999 we obtained a $3,500,000 credit line with a different bank. On April 21, 1999, we received an additional $2,000,000 credit line with the new bank, in the form of a bridge loan. This bridge loan is guaranteed by Bluestem Capital Partners I. For the guarantee, we will pay Bluestem an additional interest payment of 4% over the bank rate plus a warrant to buy additional shares. The warrant is for the purchase of up to 40,000 shares of our common stock at 25% over the initial public offering price. The number of shares is to be prorated to the amount of the line used and is expected to be the full 40,000 shares. The warrant is exercisable for two years following the effective date of the offering.

     At the end of 1998, we increased our investment in inventories to $2,682,854, or 246%, from the 1997 balance of $775,701. The increase in inventories was due to our opening and operating 35 additional stores in 1998 compared to 1997, a 194% increase. It was also due to inventory purchases made near the end of 1998 for new store openings planned for early 1999. As a result, inventory turnover decreased from 3.5x in 1997 to 2.9x in 1998. We believe inventories are appropriate given the increase in the number of stores and the level of sales currently being achieved.

     During 1998, we continued to expand and remodel our store base. Significant capital projects included the opening of 35 new stores and remodeling approximately 3 stores. Funds expended for capital improvements totaled $3,072,226 in 1998 compared to $969,805 in 1997. In the year ending December 31, 1999, capital expenditures are expected to be approximately

$6,800,000 as we continue to invest in our store base, technology, and enhancements to our new distribution facility.

YEAR 2000 COMPLIANCE

     We may realize exposure and risks if the systems on which we are dependent to conduct our operations are not Year 2000 compliant. Our potential areas of exposure include products purchased from third parties, computers, software, telephone systems and other equipment used internally. We expect to resolve Year 2000 compliance issues primarily through normal upgrades of our software or by replacing existing software with Year 2000 compliant applications. The cost of these upgrades or replacements is included in our capital expenditure budget and is not expected to be material to our financial position or operating results. However, we cannot assure you that such upgrades and replacements can be completed on schedule or within estimated costs or will successfully address our Year 2000 compliance issues.

     We use software and hardware developed by third parties both for our network and internal information systems. We are currently conducting an analysis to determine the extent to which vendors and suppliers have Year 2000 issues. If they are not yet Year 2000 compliant, we are asking them to provide a description of their plans to become compliant.

     Based on our work and assessments to date, we believe future costs relating to the Year 2000 issue will not have a material impact on our consolidated financial position, results of operations or cash flows.

IMPACT OF INFLATION

     Inflation has not affected us, as we have generally been able to pass along inflationary increases in our costs through increased sales prices.

RECENT ACCOUNTING PRONOUNCEMENTS

     In Fiscal 1997, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" which establishes new guidelines for the calculation of earnings per share. Basic earnings per share have been computed by dividing net income by the weighted-average number of shares outstanding during the period. Diluted earnings per share have been computed assuming the exercise of stock options, as well as their related income tax effects. Earnings per share for all periods have been restated to reflect the provisions of this Statement.

                                    BUSINESS

OUR COMPANY

     We are a specialty retailer of sports related headwear. We believe that our stores carry the largest and most complete selection of quality licensed and branded baseball-style hats in the markets we serve. Our products are emblazoned with logos representing the major sports teams in both the professional and college leagues such as baseball, basketball, football, and motorsports. We also sell branded, lifestyle, fashion and novelty caps, featuring cartoon and other characters, seasonal caps such as stocking caps and golf caps, cap accessories such as cap pins, cap-bill benders, cap racks and cleaning products. In addition, we sell other sports related merchandise such as decorative license plates and posters.

     We opened our first store on November 3, 1995, in Lafayette, Indiana. We grew to 5 stores in 1996, to 18 in 1997, to 53 stores in 1998 and to 75 stores at the date of this prospectus. Our stores can be found primarily in enclosed malls where our core customer, the young adult between the ages of 12 and 35, shops frequently. Through our efficient store operations, focus on customer service, and relationships with key vendors and mall developers, we believe that we have grown to be the second largest sports-headwear specialty retailer in the US and have been profitable annually since inception.

     Hat World Corporation is a holding company that was incorporated in Minnesota on April 26, 1999, in anticipation of this offering. We believe that our holding company structure benefits us as we grow, especially if we acquire other companies or operations. The holding company presently has only one active operating subsidiary, Hat World, Inc., which was incorporated in Minnesota on June 1, 1995.

EXISTING AND UPCOMING STORE LOCATIONS

         The following are our store locations, listed in the order in which they opened and are expected to open:

STORE OPENED DURING 1995

Tippecanoe Mall                Lafayette, Indiana             November 3, 1995

Total Stores Open: 1

STORES OPENED DURING 1996

Muncie Mall                    Muncie, Indiana                February 29, 1996
Market Place Shopping Center   Champaign, Illinois            June 29, 1996
Washington Square Shopping
 Center                        Indianapolis, Indiana          November 7, 1996
White Oaks Mall                Springfield, Illinois          November 14, 1996

Total Stores Open: 5

STORES OPENED DURING 1997

Northgate Mall                 Cincinnati, Ohio               March 5, 1997
Glenbrook Square Mall          Ft. Wayne, Indiana             April 11, 1997
Green Tree Mall                Clarksville, Indiana           May 5, 1997
Jefferson Mall                 Louisville, Kentucky           June 27, 1997
Florence Mall                  Florence, Kentucky             July 11, 1997
Castleton Square Mall          Indianapolis, Indiana          July 20, 1997
Indianapolis Airport           Indianapolis, Indiana          July 30, 1997
River Valley Mall              Lancaster, Ohio                September 4, 1997
Lafayette Square Shopping
 Center                        Indianapolis, Indiana          October 23, 1997
Eastland Mall                  Bloomington, Illinois          October 24, 1997
Bashford Manor Mall            Louisville, Kentucky           October 29, 1997
Honey Creek Mall               Terre Haute, Indiana           November 1, 1997
Greenwood Park Plaza           Greenwood, Indiana             November 2, 1997

Total stores open: 18

STORES OPENED DURING 1998

Greenwood Mall                 Bowling Green, Kentucky        February 13, 1998
Janesville Mall                Janesville, Wisconsin          March 5, 1998
Southpark Mall                 Moline, Illinois               March 27, 1998
Salem Mall                     Dayton, Ohio                   April 1, 1998
Lansing Mall                   Lansing, Michigan              April 3, 1998
Dayton Mall                    Dayton, Ohio                   April 3, 1998
Crossroads Center              Waterloo, Iowa                 April 9, 1998
Regency Mall                   Racine, Wisconsin              April 15, 1998
Midland Mall                   Midland, Michigan              April 17, 1998
Fashion Square Mall            Saginaw, Michigan              April 18, 1998
East Town Mall                 Madison, Wisconsin             April 24, 1998
Knoxville Center               Knoxville, Tennessee           June 3, 1998
Cherryvale Mall                Rockford, Illinois             June 5, 1998
Lakeview Square Mall           Battlecreek, Michigan          June 9, 1998
College Square Mall            Cedar Falls, Iowa              July 1, 1998
Coral Ridge Mall               Coralville, Iowa               July 1, 1998
Union Station Shopping
 Center                        St. Louis, Missouri            July 9, 1998
Circle Centre Mall             Indianapolis, Indiana          July 14, 1998
Kentucky Oaks Mall             Padacuh, Kentucky              July 31, 1998
Governers Square Mall          Clarksville, Tennessee         September 3, 1998
Grand Central Mall             Parkersburg, West Virginia     September 24, 1998
Morgantown Mall                Morgantown, West Virginia      September 25, 1998
Meridan Mall                   Okemos, Michigan               October 11, 1998
Meadowbrook Mall               Bridgeport, West Virginia      October 21, 1998
Indian Mound Mall              Heath, Ohio                    October 23, 1998
Empire Mall                    Sioux Falls, South Dakota      October 28, 1998

Ohio Valley Mall               St. Clairsville, Ohio          November 17, 1998
Uniontown Mall                 Uniontown, Pennsylvania        November 18, 1998
University Mall                Carbondale, Illinois           November 18, 1998
Fairfield Commons              Beavercreek, Ohio              November 20, 1998
Anderson Mall                  Anderson, South Carolina       November 21, 1998
Bellevue Center                Nashville, Tennessee           November 24, 1998
Hamiltion Place                Chattanooga, Tennessee         November 25, 1998
New Towne Mall                 New Philadelphia, Ohio         December 1, 1998
Charlottesville Fashion
 Square                        Charlottesville, Virginia      December 8, 1998

Total stores open: 53

STORES OPENED DURING 1999

College Square Mall            Morristown, Tennessee          January 19, 1999
Foothills Mall                 Maryville, Tennessee           January 21, 1999
University Mall                Little Rock, Arkansas          February 24, 1999
McCain Mall                    Little Rock, Arkansas          February 25, 1999
Huntington Mall                Barboursville, West Virginia   March 3, 1999
Oak Court Mall                 Memphis, Tennessee             March 5, 1999
Nittany Mall                   State College, Pennsylvania    March 13, 1999
Spotsylvania Mall              Fredericksburg, Virginia       March 16, 1999
Center at Salisbury            Salisbury, Maryland            March 24, 1999
Crossroads Mall                St. Cloud, Minnesota           April 1, 1999
Metro Center Mall              Jackson, Mississippi           April 7, 1999
The Pines Mall                 Pine Bluff, Arkansas           April 13, 1999
Northwoods Mall                Charleston, South Carolina     April 14, 1999
Tower Place Shopping Center    Cincinnati, Ohio               April 17, 1999
Stones River Mall              Murfreesboro, Tennessee        May 11, 1999
Randhurst Mall Shopping
 Center                        Mt. Prospect, Illinois         May 13, 1999
Lakeland Square                Lakeland, Florida              May 14, 1999
Wiregrass Commons              Dothan, Alabama                May 18, 1999
River Ridge Mall               Lynchburg, Virginia            May 19, 1999
Capital Mall                   Jefferson City, Missouri       June 2, 1999
North Park Mall                Joplin, Missouri               June 3, 1999
Golf Mill Shopping Center      Niles, Illinois                June 11, 1999

Total stores open: 75 to date

     The following are additional store locations, with city and state, for which we have signed leases and which we expect to open during the remainder of 1999. We can not assure you that we will be able to open these stores during this period.

Chesterfield Town              Richmond, Virginia
Cool Springs Galleria          Franklin, Tennessee
Oak Hollow Mall                High Point, North Carolina
Concord Mall                   Elkhart, Indiana

South Park Mall                Colonial Heights, Virginia
Coventry Mall                  Pottstown, Pennsylvania
Lincoln Mall                   Matteson, Illinois
Chapel Hills Mall              Colorado Springs, Colorado
Westwood Mall                  Jackson, Michigan
Century Plaza                  Birmingham, Alabama
Pierre Bossier Mall            Shreveport, Louisiana
Dover Mall                     Dover, Delaware
Crossroads Mall                Oklahoma City, Oklahoma
Chesapeake Mall                Chesapeake Bay, Virginia
Northpark Mall                 Ridgeland, Mississippi
Colony Square Mall             Zanesville, Ohio
Apple Blossom Mall             Winchester, Virginia
Tallahassee Mall               Talahassee, Florida
Patrick Henry Mall             Newport News, Virginia
New River Valley Mall          Christianburg, Virginia
Plymouth Meeting Mall          Plymouth, Pennsylvania
Rivertown Crossings            Grandville, Michigan

     In 1999, in addition to the above, we anticipate opening additional stores, with locations to be determined, for which we have not executed leases.

INDUSTRY OVERVIEW

     We compete in the large market for headwear and in the even larger market for sports affinity products. Estimates of the sports related headwear market segment vary widely, from $3 billion to over $9 billion in 1998. Recognizing this wide range, our observation is that all specialty retailers of sports related headwear represent a small fraction of the total market. This is because the market for our products is highly fragmented, with competition coming from a variety of retailers, including arena concessionaires, sporting goods stores, department stores, discount stores, street vendors, catalog and internet operations, and other specialty stores. We also believe that the specialty retail format adds sales to the industry because we make the right products more readily available to the consumer. Given the wide variance in estimates of the existing market and our belief that we can increase the size of the market, we believe our industry is sufficiently large for us to increase our market share.

     We believe that the sports related headwear industry is benefiting from certain favorable demographic and sports trends and economic factors, as follows:

     * We believe the interest in traditionally popular sports has remained relatively stable, though product selection has grown considerably. In the US, these would include the major college and professional sports, such as baseball, football, basketball and hockey. According to the most recent data from the National Sporting Goods Association, the four major professional sports leagues represented over half of all sports logo clothing purchases in 1998. Hat Business Quarterly, July 1997, reported that 1996 sales of the four major professional sports accounted for $8.75 billion in U.S. retail sales.

     * Interest in traditionally less popular sports has grown. In the US, these would include golf, professional wrestling, motorsports, soccer and rodeo. For example, according to Sporting Goods Business Magazine, May 17, 1999, "NASCAR driver jackets have become so hot among urban teens and young adults recently that they're outselling a lot of popular urban brands." The growth of interest in more sports increases the demand for all types of licensed products associated with those sports, thereby increasing the product assortment demands of consumers.
     * Growth of interest in sports has been accompanied by growth in the variety of sports related products. This growth enhances the need for a "specialty retail presentation" of these products. According to Barnard's Retail Trend Report, February 1999 edition, "The shift of consumer dollars away from conventional department stores continues unabated...Successful apparel specialty stores target lifestyles and the consumers that identify with them. Customers are made to feel the stores exist for the express purpose of serving their specific tastes. Large merchandise assortments and displays converge to yield that effect."
     * American teenagers, an important part of our target market, have more disposable income than ever. According to USA Weekend's 12th Annual Teen Survey, The Richest Generation Ever, dated May 2, 1999, "They're not just rich - they spend billions. Teens spent a record $141 billion last year, an average of $4,548 each - a gold mine that has everyone from Hollywood executives to retailers scrambling to produce new teen-targeted movies and magazines. Almost half the survey respondents had spent at least $20 in stores within the previous week."
     * Low unemployment and a strong stock market boost consumer confidence and retail spending.
     * Prevalence or awareness of skin cancer and debate about the effects of pollution on the ozone layer of the earth's atmosphere has created demand for skin care and sun-blocking products.

     These demographic trends and economic factors have created a favorable economic environment and market for headwear, and especially sports related headwear. We believe that our retail store concept and web site are in good positions to take advantage of these trends. We believe that due to the proliferation of sports related headwear and the inability of non-specialty retailers to carry the latest styles and varieties, there is considerable unmet demand in the marketplace. By developing our specialty retail concept that offers broad and deep product choices in sports headwear, we position ourselves to capture this demand. As a result, we expect that we as a company will be able to increase our sales, and subsequently, increase the size of our industry.

BUSINESS STRATEGY

     Our goal is to be the leading specialty retailer of sports related headwear. We define leading to include being a profitable, market-driven company in which our employees enjoy their work. We believe the following elements of our business strategy will continue to position us for growth:

     CATEGORY-FOCUSED MERCHANDISING. Virtually all the products we sell are available at other retailers. However, a consumer would have to shop many different stores, and in some cases, other cities, to find the selection of products that we carry. We offer a large selection at each location, at attractive prices. We intend to be a leader in the sports-licensed headwear category. We can do this by offering a broad range of products and by identifying fashionable merchandise reflecting the latest trends. We must select and test-market products, and monitor and react to individual and group item sales demands.

     CONVENIENT LOCATIONS. Our stores are generally located in shopping centers or malls. We prefer high traffic mall locations because a significant portion of our business comes from convenience shopping. Our customers, heavily influenced by the sports industry, want to buy hats but generally postpone purchasing until the purchase opportunity is made easy and attractive. We provide this easy, attractive buying opportunity through our convenient store locations, vast product selection, and welcoming product display. We believe that high traffic areas offer greater revenue potential than stand-alone locations where we would be more dependent on the consumer making the store a destination. We must continue to locate our stores in areas with favorable demographic characteristics.

     TALENTED, INTERESTED PERSONNEL. Generally, we have been able to attract high quality personnel. We believe it is important that we recruit and hire sports-minded, friendly managers and support personnel for our stores. A key component of our business strategy is to make our stores a welcoming, fun environment in which to work and shop. We believe sales increase in relation to enjoyment of the buying experience. Enthusiasm for sports and our products is, to some extent, conveyed by our personnel to the consumer, who is then more motivated to purchase and enjoy our products.

GROWTH STRATEGY

     Our growth strategy is as follows:
     * maximize the value of our existing stores by investing in our people, locations, inventory and systems;
     * open new stores in desirable locations on reasonable terms based on our review of the local market and demographics;
     *    explore new retail formats, including the kiosk format;
     *    build and improve our Internet web site;
     *    renegotiate and remodel desirable existing stores as leases expire;
     *    consider strategic acquisitions; and
     * consider entering new business segments, such as embroidery and team sales, as opportunities provide and resources allow.

     Certain other elements of our growth strategy that are significant are as follows:

     IMPORTANCE OF BEING FIRST/RACE FOR REAL ESTATE. As a single classification store, we sell primarily hats and have strong appeal to mall management companies for placement in their malls. Nothing prevents a mall management company from adding more than one hat retailer to a mall; however, the incentive diminishes as such stores are added. In other words, there is an advantage to being first in the mall. The first store tends to have a preferential market position. We believe there is also an advantage to be perceived as the first of a kind in the minds of consumers, and this is facilitated by being the first hat retailer in a consumer's local mall. We believe our competitors also recognize these factors. As a result, there is essentially a race for real estate between companies in our industry to obtain mall locations.

     NATIONAL EXPOSURE. We presently have 75 stores in 20 states. We believe that customer confidence and convenience is enhanced as we increase the number of stores and our geographic presence. We believe that more stores and greater geographical coverage give us greater exposure and recognition among consumers in the regions where our stores are located and increase the benefits which would otherwise be derived from advertising. We believe that for us there are compelling benefits to growth. However, we prefer to grow in a well-managed fashion, maintaining focus on key objectives such as profitability and enjoyment of the workplace. We believe that we can continue to grow rapidly and well, though we cannot assure you that this will occur.

     KIOSK. In addition to the traditional store format, we also have the flexibility to use kiosks. It would generally be true that a kiosk would produce lower sales and less profits than a traditional store in the same mall. However, kiosks are less costly to open and can be used on a permanent or temporary basis. A kiosk might be used when a traditional space is not available on favorable terms. In such cases, operating a kiosk tends to give us priority for a traditional store on favorable terms when space subsequently becomes available. A kiosk may also be used when we estimate that sales would be insufficient to justify a traditional store space but yet desirable enough to justify the cost of a kiosk. The inventory in a kiosk is about half that of a traditional store, but the products offered represent approximately 80% of those sold in a traditional store. While the per-square-foot rents are higher with a kiosk, the space requirement is lower, so rents can still be favorable as a percentage of sales through a kiosk. Also, since the cost to construct and set up a kiosk is considerably less than a traditional store, the return-on-investment can be higher with a kiosk, though the actual dollar profits are less. We have two kiosks in operation and plans for opening additional kiosk locations in 1999 and thereafter. We expect the kiosk format will prove to be a suitable complement to our traditional stores.

     TEMPORARY STORES. We have opened stores with temporary leases, which are generally those for less than one year. We may employ this strategy during the Christmas season in order to capture incremental sales and profits while avoiding the expense of constructing and placing fixtures in a permanent store. We have also used temporary stores to test a mall or location.

     INTERNET WEB SITE. Use of the Internet by the general public has experienced considerable growth in recent years. We believe that our core customer may be inclined to use the Internet on a regular basis to purchase consumer items. We expect that an Internet web site may prove to further enhance the growth of our sales. Due to the constant entertainment needs of our core market, a web site, like our stores would need constant updating.
Like our stores, profits would have to be sufficient to justify the costs.

MERCHANDISING STRATEGY

     DISTINCTIVE, ITEM-FOCUSED MERCHANDISING. We fit the definition of a niche or specialty retailer by offering a broad line of hats and hat accessories in a single location. We are a desirable mall tenant because we are a single classification store - we sell hats, and that is relatively unique in specialty retail. Our niche facilitates mall planning and balances the retail store mix with a highly prized specialty venue. Furthermore, our niche gives us the ability to generate two to three times the average mall sales per-square-foot, without taking significant revenue away from current mall merchants. This has enabled us to establish favorable relationships with malls throughout the country. We expect to leverage these contacts when securing mall space for our expansion strategy.

     Due to the marketing power of sports, we expect that our primary market category will likely always be sports-licensed headwear. We expect other categories to be important, though not primary, categories from time-to-time.

     LOCALIZED PRODUCTS. While the majority of our stores carry similar products, each store's product assortment is tailored to meet the demands of the consumer in the local market. This strategy allows each store to capitalize on marketing advantages unique to its particular location. The sales patterns of each store are monitored on a daily basis to maximize inventory turns while satisfying local demands.

     MULTIPLE SIZES, STYLES. We offer over 1,200 different hats with fitted hats and multiples sizes, for a total variety of approximately 5,000 different hats. Our stores offer mainly traditional, adjustable baseball-style caps. We offer multiple styles, colors, textures and designs that most merchants don't offer in one location. Some of our products are the authentic hats that the professional players wear. We pride ourselves in staying current with styles and fashion. In addition we have hat bill benders or curving devices and other accessories. We believe product availability and convenience are greater factors than price in our business.

     CHANGING MERCHANDISE MIX. The success of a team or player, particularly professionals, has a considerable degree of influence on the demand for their licensed products. Since we have no advance knowledge of their future successes, our pre-season buying decisions for some teams are relatively conservative. As players and teams distinguish themselves and win games, demand increases for their licensed products, including hats. Our buyers will then place additional orders to supplement earlier buys. Our costs on such fill-in orders are higher; however, the retail demand and inventory turns are greater, justifying the differences.

     PRODUCT PRESENTATION. We display our products in a visually appealing manner. The variety of colors and styles of our product facilitates this effort. We design our stores and product presentations to encourage customers to browse and examine the products closely. Each manager has some flexibility to creatively highlight those products that are expected to have the greatest appeal to local shoppers. We agree with the viewpoint of the WWD/DNR Specialty Stores Newsletter, April 1999 edition: "A specialty retailer that makes its store inviting and visually exciting will always have a niche with its customers."

     WE ARE A CASH BUSINESS. We have no customer receivables since we do not directly extend credit. We accept national credit cards and personal checks. We special order products if a customer provides a deposit or pays in advance.

A TYPICAL HAT WORLD STORE

     FORMAT. Our prototype store ranges between 500 and 800 square feet, although we have stores ranging in size from 200 to 1,200 square feet. The sales floor is generally about 85% of the total leasehold space. The remainder is storage and inset entryways. Merchandise is displayed according to display guidelines and directives given to each store by the New Store Coordinating Team and the District Manager with input from purchasing and operations personnel. This procedure ensures uniform display standards and efficient allocation of products throughout our stores. Our large product assortment is designed and displayed to create buying interest. The checkout counter, or cash-wrap, is generally located towards the center of the store, providing the store personnel with a broad view of the entire store within a few steps.

     STORE OPERATIONS. Hat World stores are open seven days a week during mall hours. Malls are typically open 70 hours per week. A Senior Vice President of Operations, Four District Managers, and 13 Area Market Leaders manage our store operations. District Managers generally have responsibility for 25 stores within a geographic district. Often, we designate our more experienced managers to serve as Area Market Leaders. They become mentors to managers in their geographic areas. The store manager is responsible for the day-to-day operation of the store, including inventory receipt and merchandise display, personnel functions, store security and sales. A typical store has one full or part-time assistant manager and several part time sales associates, depending on the size of the store, volume, and season. Additional part-time sales associates are typically hired to assist with increased traffic and sales volume in the fourth quarter. We compensate our district and store managers with a base salary plus a performance bonus based on store sales, expense control and loss prevention. Sales associates are compensated on an hourly basis.

     We believe that our continued success is dependent on our ability to attract, retain and motivate quality employees. In particular, the success of our expansion program will be dependent on our ability to promote and/or recruit qualified district and store managers and maintain quality sales associates. To date, we have been able to hire district managers with prior supervisory experience in the athletic apparel retail industry. Store managers, many of whom were selected from among our sales associates, generally complete in-store training before taking responsibility for a store. Store managers are responsible for hiring and training new sales associates, assisted, where appropriate, by our personnel administrator, district managers, or other operations staff. We are continuing to develop enhanced training programs for our store managers, assistant managers and sales associates. We constantly look for motivated and talented people to promote from within Hat World, in addition to recruiting from outside the Company.

     SITE SELECTION. We seek to locate our stores in malls that are destinations for large numbers of shoppers, which reinforces our quality image. To assess potential new mall locations, we review financial and demographic criteria and analyze the type and quality of tenants and competitive factors, square footage availability, frontage space and location and other relevant criteria to determine the overall acceptability of a mall and the optimal locations within it. We prefer to locate our stores in regional or super-regional malls with a history of high sales per-square-foot and multiple national department stores as anchors. We prefer the presence of successful sporting goods stores or sports apparel retailers that have modest hat inventories. Our ability to generate two to three times the average mall sales per-square-foot, without taking significant revenue away from current mall merchants, has enabled us to establish favorable relationships with mall developers. Furthermore, we believe we are a desirable tenant for mall developers because of our performance track record. We pay our rent on time, provide audited financial statements, deliver sales productivity and have a strong position in the headwear and accessory categories.

PURCHASING AND DISTRIBUTION

     PURCHASING. We believe that our disciplined approach to purchasing, our relationships with suppliers and our strong buying power contribute to our successful purchasing strategy. We buy inventory on a centralized basis to take advantage of volume purchase discounts and improve our ability to control inventory product mix. Our 4-person centralized buying group, located in Indianapolis, Indiana, is responsible for all purchasing decisions and price negotiations with vendors. We purchase merchandise on a product by product basis, rather than based upon broad category classifications.

     We manage our total purchases based upon annual budgets that are set at the beginning of the year and updated throughout the year. We purchase our products from approximately 30 vendors; however, five vendors supply approximately 70% of our products. Even though we do no direct importing, many of our vendors either own production facilities in the Far East or contract their manufacturing with firms in the Far East. We believe that by buying from importers and domestic firms instead of directly from foreign manufacturers enables us to maximize flexibility and minimize risks. We believe that our executive management and buyers are more effective and efficient by focusing on managing the retail business and allowing importers, wholesalers and manufacturers to handle the procurement and shipment of foreign-manufactured merchandise for our stores. The purchase of our products from domestic manufacturers and wholesalers enables us to reduce the time between ordering products and displaying them in our stores.

     A large part of the inventory purchases are relatively stable and is purchased at trade shows many months in advance of sale. Inventory purchased at such shows is generally offered at better prices and with longer payment terms than other purchases. For example, major college team buys are placed in January or February for the Christmas season. Delivery dates are predetermined and long payment terms are common.

     INTEREST IN NEW MERCHANDISE. Regardless of the quality of an inventory management system, no system monitors hats not in the system. In other words, if we do not carry a hat, our computer does not rate its potential in the marketplace. For information on new hats, we rely on several sources. Vendors, being eager to sell their merchandise, usually show us hats well in advance of the hats being offered in stores. We will often buy a small order of new hats to test sales before making larger commitments. At that point, the new hat enters our system and sales can be monitored. We are not always correct in our buying decisions; however, if our buyers reject a hat that subsequently proves to sell well in other stores, vendors will generally re-introduce the hat to us with sales information to entice us to buy.

     We also rely on information feedback from our store managers regarding the types of hats of interest to customers that we may not carry. This is particularly important as we grow and expand geographically. Demand for different styles varies geographically, especially with certain items such as motorsports and professional rodeo products.

     GOOD VENDOR RELATIONSHIPS. We believe we have excellent relationships with our vendors. We enjoy reasonable prices and credit terms. As we have grown over the years, our alliances with merchandise suppliers have strengthened.

     We buy all our products from United States-based vendors and manufacturers, many of whom have offshore production facilities or contract their production with such facilities. Approximately 70% of our purchases are concentrated with five vendors. Those vendors have the broadest licensing agreements with teams and leagues and offer the greatest number of design choices. While we are dependent on key suppliers, they have some dependency on us as well. We believe that we are among the largest buyers of the complete, or near complete, lines of some of our vendors. Other national retailers, such as department stores, may buy more of one design or another, but we buy a broad selection from these key vendors. Additionally, our vendors are eager for us to test the marketplace with their new products. Also, the retail market is very fragmented, with many small retailers. We believe that our key vendors recognize a considerable efficiency working with us in contrast to working with a large number of smaller accounts where credit worthiness is often a concern. These factors contribute to our good working relationship with our vendors.

     PRODUCT DISTRIBUTION. Historically, we have both vendor-to-store direct distribution and a centralized warehouse distribution center in order to maintain a low cost operating structure. Most of our inventory is distributed through our warehouse, which gives us more centralized quality control and flexibility to make distribution decisions based on product deliveries from vendors. Most of our merchandise is inspected and distributed through our warehouse. Our vendors ticket approximately 80% of our merchandise.

     Merchandise that is shipped directly to the stores is inspected and ticketed at the stores, displayed in the store by store personnel and later entered into the main computer system at our warehouse.

     We believe our 17,000 square foot distribution/office facility will be capable of handling 6,000,000 hats per year, which will be adequate to support up to 300 stores. Our warehouse features a custom-designed, pallet-rack system integrated with sloped plastic racks designed to expedite sorting and picking of hats before shipment to stores. The warehouse design facilitates bundling of palletizing goods, which helps contain freight costs. We believe that adequate additional distribution center space will be available in the future on acceptable terms as may be needed in order to accommodate our expansion plans.

MANAGEMENT INFORMATION SYSTEMS AND COMPUTERS

     INVENTORY MANAGEMENT SYSTEM. We have historically placed considerable emphasis on our management information and inventory control systems. We believe that our systems are an important factor in enabling us to achieve our goals of effective purchasing, merchandising and store management.

     Our management information systems have always included automated point-of-sale merchandising and financial applications. Our merchandise is bar-coded, enabling us to manage and control inventory more efficiently and effectively. Sales reports are updated daily in the merchandise reporting system by polling sales information from each store's cash register. Our information system consists of registers providing price look-up and scanning of bar-coded labels on a per item basis. Through automated dial-up electronic communications to each store, sales information is uploaded to the main system nightly. Information obtained from such daily polling is used to implement merchandising decisions and to identify the required merchandise reorders for each store. Shipments are made at least weekly, and more often in some cases during the peak selling seasons. Our buyers and merchandisers study the data to determine whether to add inventory by buying, reduce inventory with price reductions or adjust stock-out points. A complete physical count of inventory is made at least annually, utilizing hand-held scanning equipment.

     Our management information and control systems enable our operating team to regularly identify sales trends, replenish depleted store inventories, change prices, monitor merchandise mix and determine inventory shrinkage at individual stores and throughout our store network. We believe these systems provide a number of benefits, including improved store inventory management, better in-stock availability, higher operating efficiencies and fewer markdowns.

     INVENTORY MANAGEMENT SYSTEM UPGRADES. While our current system provides useful data, we believe we may benefit by upgrading the sophistication of the system. We have examined alternative systems that statistically interpret the data, which should help improve the quality of our inventory management system as we grow. When individual item sales show signs of slowing, they are discounted. Our objective is to maintain fresh, new and clean inventory, as this is what appeals most to our core market. It is important to us to maintain our image of having the latest styles. Usually, moderate discounts are sufficient to clear slow moving inventory if the discounts are taken promptly in response to slowing customer demand for a product. We believe a new inventory control system will identify slowing in sales of individual items more quickly than our current system. One of our goals in upgrading to a more refined system is to reduce discounting to clear slower moving inventory. Conversely, the new system should identify increases in demand more efficiently, which will help the buyers replenish hot items sooner. Inventory management is recognized as an important aspect of our business. We have not determined, yet, the extent of change and costs involved in upgrading or switching to a different system. Estimates are between several hundred thousand dollars to almost a million dollars. We recognize the importance of a strong inventory management system and are continually examining ways to cost-effectively improve our methods and systems.

     We expect to have a new inventory management system in place in 1999. The new system may integrate the existing information system with new back-office software, or the entire system will be replaced. The new system will be Year 2000 compliant and will be compatible with most of our existing hardware systems. We expect to select a system that will allow for future expansion to accommodate our growth plans.

ADVERTISING AND PROMOTION

     The marketing power of the sports industry drives our sales. We believe that people like to identify themselves with heroes and role models, and that sports teams and celebrities fill that need for some people. People also like group activities. Sports fans enjoy the group activity of viewing, discussing, arguing about, and betting on sports teams and games. The sports industries are multi-billion dollar marketing networks that promote themselves and the affinities with their teams. Therefore, in many respects, our products are inherently sold by the sports industry. Our job is to offer their products in desirable locations, at attractive prices and in a friendly manner. Therefore, much of our advertising and promotion costs are built into the wholesale cost of our products and our mall rents.

     HISTORICAL ADVERTISING AND PROMOTION. Historically, we have not engaged in extensive advertising because we believe that demand for our product is driven by the sports industry. By paying mall rents for strategic locations in high-traffic shopping malls we make the products available in locations frequented by our core market. In the past, we have relied on location and word-of-mouth advertising by our customers to generate traffic in our stores. Our advertising was largely limited to sponsoring events, though we have placed local newspaper and radio ads on occasion to promote our stores or specific items in our stores. We have also budgeted for store promotion by managers who provide hats for community fundraisers and events.

     ADVERTISING TESTS. We believe it is unlikely that advertising would increase the demand for products of teams out of favor. Advertising also does not make our stores more convenient. The only remaining promotional need would seem to be advertising to inform our target market that we have in-demand products at convenient locations. To this extent, we have recently begun to experiment with certain advertising and promotion techniques geared towards our core market. We have yet to determine the impact that such advertising might have on store performance.

     Key elements of our advertising experiment are to promote ten store grand openings. We are running traditional television, radio and newspaper ads on a sample basis. We also plan to increase the level of our co-op advertising with certain manufacturers. We are working to evaluate the effectiveness of the various approaches and intend to define a promotion and advertising plan to include the more successful strategies. The results of this study have not been determined prior to this offering.

     In addition, many shopping mall leases require some advertising, although an industry shift to media funds has largely been implemented. Media funds are contributions made by mall retailers at agreed levels to the shopping mall's advertising fund based on the square footage of the store. Media funds are used to promote the shopping mall, which encourages consumer visits. We believe that we benefit from such advertising, though we consider it part of our rent payment.

     SALE EVENTS. We don't have traditional sale events, as do many retailers. We discount products as sales of products slow, and we generally do more discounting in January and February than the remainder of the year. Shopping malls also traditionally have sidewalk sales in these months, and in which all tenants are encouraged to participate. Sidewalk sale events enable us to sell merchandise that we buy at discounted prices for sale purposes at such events and to clear previously marked-down inventory.

     GIFT CERTIFICATES/LIBERAL RETURN POLICY. Recognizing the challenges experienced by gift givers to our core customer group, we offer gift certificates and have a liberal return policy. These are used more heavily during holiday shopping seasons.

     FREQUENT BUYER CARD. We promote customer loyalty through our Passport Club, a frequent buyer card. To obtain membership to this program, our customers buy their first hat at the regular price and pay an additional $3 for the club membership. Thereafter, membership provides for a lifetime discount, from the regular price, of 20% on hats and 10% on other items. We have over 81,000 members in our Passport Club program.

TRADEMARKS

     We have applied for registered trademarks with the United States Patent and Trademark Office for the mark "Hat World" and for our mark consisting of a triangle with a character and a bar logo with the words "Hat World." We are not aware of any claims of infringement or other challenges to our right to use our marks in the United States.

COMPETITION

     The retail athletic headwear industry is competitive with respect to product selection, quality, location, service, and price. Our industry is highly fragmented, and we compete against a variety of retailers that sell hats, including arena concessionaires, sporting goods stores, department stores, discount stores, street vendors, catalog and Internet operations, and other specialty stores. We believe our range of products offered on a timely basis, our price and service quality, make us a strong competitor. Furthermore, our local market merchandising focus and our ability to identify trends and respond quickly to the changing consumer demands throughout our store network give us a competitive advantage. In addition to sports related headwear products, we compete against other specialty retailers for high traffic mall locations. We believe that our current relationships with mall developers and our aggressive expansion strategy will continue to give us an advantage in obtaining strategic store locations.

     We compete with all specialty retailers for mall space. We compete most aggressively with specialty headwear retailers vying for the same spaces. Our largest competitor has approximately 300 locations. There are several smaller chains with less than 25 stores each, and an unknown number of single store operations.

CUSTOMERS

     Our core customer is a young adult, 12 to 35 years old. We have found that at $15 to $25 each, sports hats are a relatively affordable purchase for this group. In particular, part of the Company's target market, teenagers, have experienced a greater percentage increase of spending than any other consumer group, at 50% over the past 5 years. To effectively penetrate this market, many of our stores are located in shopping malls frequented by this age group, such as those near colleges and universities.

EMPLOYEES

     We have 405 employees, 175 of them are full time, and 230 are part time. Five of the employees are in executive management. Relations with our employees are satisfactory, and none are subject to collective bargaining agreements. There will be new employees added as new stores are opened.

FACILITIES

     Our holding company occupies 1,400 square feet of leased office space in Sioux Falls, South Dakota. The lease expires May 31, 2000.

     Our operating unit occupies approximately 17,000 square feet of leased office and warehouse space in Indianapolis, Indiana. Our lease on that facility expires on January 31, 2002.

LEGAL PROCEEDINGS

     From time to time, we have been involved in legal proceedings incidental to the conduct of our business, none of which have been material. There are no material legal proceedings pending or, to our knowledge, threatened against us or management.


                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers are as follows:

Name                      Age   Positions
----                      ---   ---------

George N. Berger.......   42    Director (Chairman and Secretary)

James Harris...........   42    Director and Chief Executive Officer

Kenneth J. Kocher......   33    Director and Chief Financial Officer

J. Glenn Campbell......   34    Director; and Senior Vice President of
                                Operations of Hat World, Inc.

Scott A. Molander......   34    Director; and Senior Vice President of Logistics
                                & Planning of Hat World, Inc.

Steve Kirby............   46    Director

Paul A. Schock.........   40    Director

     GEORGE N. BERGER has served as Corporate Secretary since January 1998 and as a Director and Chairman of the Board of Directors since inception. He has served as Senior Vice President of Investor Relations from September 1998 to June 1999, and as Senior Vice President, Strategic Planning & Investor Relations from July 1998 to September

1998. From 1984 to present, he has been a business consultant and investor. Mr. Berger received an MBA degree from the University of Minnesota, Minneapolis, in 1981; and a BA degree in Economics from Concordia College, Moorhead, Minnesota in 1977.

     JAMES HARRIS has served as President since June 1997 and as a director since June 1998. From June 1982 until June 1997, Mr. Harris was employed by the Footlocker division of Kinney Shoe Corp., a subsidiary of Woolworth Corp. (now "Venator Group Inc."). He began his career at Footlocker as a Store Manager/Manager Trainer and was promoted to District Sales Manager and then Regional Vice President. As Regional Vice President, he was responsible for the direct supervision of twelve District Sales managers with 292 specialty retail stores including Footlocker, World Footlocker, Athletic Express and Footlocker Outlets. Mr. Harris received a BS degree in Business from Central Michigan University, Mt. Pleasant, Michigan.

     KENNETH J. KOCHER, CPA, has served as Chief Financial Officer and Treasurer since July 1997 and a Director since June 1999. He began serving the Company as an accountant in January 1997. He also served as the Corporate Secretary from July 1997 to January 1998. For the four years prior to joining the Company, he was employed as a corporate controller with two medium size companies, one in manufacturing and one in retail. Mr. Kocher worked in public accounting for five years, three of which were with a large regional CPA firm, Charles Bailly & Co. (now "EideBailly LLP"), as both an auditor and tax professional. Mr. Kocher received a BA degree in Business Administration with a major in Accounting from the University of North Dakota, Grand Forks, in December 1988.

     J. GLENN CAMPBELL has served as a Director since inception and as Senior Vice President of Operations since July 1998. He served as Corporate Secretary from inception to July 1997, and as Chief Operating Officer from inception to July 1998. From 1987 to September 1995, Mr. Campbell was employed by the Footlocker division of Kinney Shoe Corp., a subsidiary of Woolworth Corp. (now "Venator Group Inc."). Mr. Campbell received a BS degree in Marketing from Southeast Missouri State University in December 1987.

     SCOTT A. MOLANDER has served as a Director since inception and as Senior Vice President of Logistics and Planning from July 1998 to present. He has served as Chief Executive Officer from inception until July 1998, President from inception until June 1997, and Chief Financial Officer from inception until July 1997. He became a full-time, salaried employee of the Company starting in October 1996. Mr. Molander was employed in warehouse management by Target Stores, a division of Dayton-Hudson Corporation, from July 1994 to October 1996. From April 1994 to June 1994, he was a Sales Representative for Preston Trucking Corp. From March 1989 to March 1994, Mr. Molander was employed by the Footlocker division of Kinney Shoe Corp., a subsidiary of Woolworth Corporation (now "Venator Group Inc."). He received a BS degree in Business Administration from Dickinson State University, Dickinson, North Dakota in May 1988.

     STEVE KIRBY has served as a Director of the Company since July 1997. Mr. Kirby is a principal of Bluestem Capital Partners II, LP, an SBIC, and a member of the Board of Managers of Bluestem Capital Partners I, LLC, each of which is an investment fund. He is also an officer of the fund manager for the Bluestem funds, Bluestem Capital Company. He is the owner and President of Kirby Capital Corp., a private equity firm. For the past five years, Mr. Kirby has worked in partnership with Schock Financial Services, Inc., a company owned by Paul A. Schock, in finding and structuring investments, as well as developing an investor network for their joint private equity business, Bluestem Capital Company and funds. Prior to forming Kirby Capital, Mr. Kirby was part owner, secretary and senior claim counsel for Western Surety Company, a national surety company, from 1972 to 1992. Mr. Kirby served as the 35th Lieutenant Governor of South Dakota from May 1993 through January 1995. He is active in civic concerns, serving on many boards and foundations. Mr. Kirby has a BS degree in Political Science from Arizona State University and a JD degree from the University of South Dakota Law School.

     PAUL A. SCHOCK has served as a Director of the Company since July 1997. Mr. Schock is a principal of Bluestem Capital Partners II, LP, an SBIC, and a member of the Board of Managers of Bluestem Capital Partners I, LLC, each of which is an investment fund. He is also an officer of the fund manager for the Bluestem funds, Bluestem Capital Company. He is the owner and President of Schock Financial Services, Inc. ("SFS"). He is a certified financial planner and private equity specialist who focuses on finding, structuring and managing equity investments for his clients. SFS is a general partner in several motel properties and has initiated and managed a number of manufacturing/operating projects. Mr. Schock was a commercial banker and manager for eight years with First Bank Systems of Minneapolis. He left to become CFO of publicly-held manufacturing company in Sioux Falls, South Dakota. Mr. Schock graduated from Augustana College, Sioux Falls, SD, with a Business Degree.

BOARD OF DIRECTORS

     We currently have seven directors. The directors of the Company are elected annually by the shareholders for a term of one year or until their successors are elected and qualified. The officers serve at the pleasure of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The compensation committee consists of Steve Kirby and Paul A. Schock. The compensation committee reviews and recommends compensation and benefits for the executive officers.

     The audit committee consists of Steve Kirby and Paul A. Schock. The functions of the audit committee are:

     * to review the scope of the audit procedures used by the independent auditors;
     * to review with the independent auditors the accounting practices and policies;
     *    to consult with the independent auditors during the year;
     *    to approve the audit fee charged by the independent auditors; and
     * to report to the Board of Directors on such matters and to recommend the selection of the independent auditors.

DIRECTOR COMPENSATION

     In June 1999, we expect to name two non-employee, outside directors and grant each an option to purchase 4,000 shares of common stock exercisable at $12.00 per share for three years.

Additionally, these directors will each be paid $400 for each board meeting attended in person, and $200 for attendance by teleconference. We will also reimburse these directors for travel expenses to attend meetings. Grant of future options will be at the discretion of the board of directors and will be reviewed annually; however, the grant is expected to be for approximately 2,000 shares per year. Employee directors and non-outside directors do not receive compensation designated for their participation as board members.

STOCK PLANS

     1999 STOCK OPTION PLAN. Our non-qualified and restricted stock option plan was adopted and approved by shareholders on June 15, 1999. It replaced a similar plan that was approved on June 8, 1995. No options are to be granted after December 31, 2005. The plan is administered by the board or a committee appointed by the board.

     Grants may be made to employees, including officers and employee directors, consultants and non-employee directors of Hat World Corporation or any of its subsidiaries. Grants under the plan may consist of options intended to qualify as incentive stock options within the meaning of Section 422A of the Internal Revenue Code, as amended, and nonqualified stock options that are not intended to so qualify.

     Under the plan, 880,000 shares of common stock have been reserved for issuance. Shares issued and not expired, voided or forfeited under the prior plan were "grandfathered" into this plan. Therefore, as of June 15, 1999, there were outstanding options to purchase 433,500 shares of common stock at a weighted-average exercise price of approximately $5.61 per share. There are 446,500 additional shares available for which stock options can be granted under the plan.

     The board determines the exercise price of options granted under the plan in accordance with the guidelines set forth in the plan. The exercise price of incentive stock options granted pursuant to the plan cannot be less than 100% of the fair market value of the common stock on the date of the grant. The exercise price of options granted to any person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of the company's capital stock or any of its affiliates must be at least 110% of the fair market value of the company's common stock on the date of grant. The term of such options cannot exceed six years. Options granted under the plan are subject to more restrictive terms and conditions and vest at the rate specified in the option agreement.

     Upon certain changes in control of the company, all outstanding options under the plan must either be assumed or substituted by the surviving entity. In the event the surviving entity determines not to assume or substitute such options, then the exercise of such non-assumed options and awards held by persons will be accelerated. Such options and awards will terminate if not exercised prior to such change in control event.

401-K PLAN

     We started a 401-K plan in February 1998 for all eligible employees including executive officers. We contribute to this plan 50% of up to 5% of the salary of each participating employee.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned by our executive officers during the year ended December 31, 1998. There were no executive officers that earned as much as $100,000 during the same year.

                                          1998 SUMMARY COMPENSATION TABLE

                                                                      ALL OTHER
         NAME AND PRINCIPAL POSITION                      SALARY   COMPENSATION
         ---------------------------                      ------   ------------

         George Berger, Chairman.......................  $37,244             $0

         James Harris, President.......................  $80,394         $1,876

         Kenneth Kocher, Chief Financial Officer.......  $52,994             $0

         J. Glenn Campbell, Vice President.............  $62,512         $2,077

         Scott Molander, Vice President................  $62,512         $1,846

     The amounts set forth in "All Other Compensation" represents payments for automobile allowances. We have since replaced the automobile allowance program with the use of company-owned cars.

     We increased the base pay of each of the executives listed above by 10% at the time that we had 50 stores in operation. We also agreed to increase the salaries of the executive officers by 10% at the time that we have opened 100 stores. We pay health insurance for all of the executive officers and their families. We provide an automobile for each of the following: James Harris, Scott Molander and J. Glenn Campbell. Please see the information below regarding employment agreements, compensation and options granted to the executive officers.

EMPLOYMENT AGREEMENTS

     Effective July 1, 1998, we entered into separate 3-year employment agreements with each of Messrs. Berger, Harris, Kocher, Campbell and Molander. The base salary, incentive adjustments, performance bonuses and stock options were set for the three year period for Messrs. Harris, Kocher, Campbell and Molander and for one year for Mr. Berger.

     The base pay rates were set to begin at $50,000 for Mr. Berger, $80,000 for Mr. Harris, $60,000 for Mr. Kocher, and $70,000 each for Messrs. Campbell and Molander.

     The employment agreements were structured to provide three different types of incentives for the executives, as follows:

     * to encourage company growth, we provide for salary adjustments based on the number of stores operated;

     * to promote profits and the financial well-being of the company, we provide performance bonuses based on certain levels of EBITDA or earnings before interest, taxes, depreciation and amortization; and
     * to promote increased appreciation of the value of our company, we provide stock options.

     The base salary adjustments provide for increases or decreases in annual base salary for each of these executives as the number of stores which we operate increases or decreases, as follows:

          50 to 99 stores...............  10% increase or decrease*
          100 to 149 stores.............  10% increase or decrease*
          150 to 199 stores.............  15% increase or decrease*
          200 to 249 stores.............  15% increase or decrease*

          *The increases or decreases are based initially on the base pay rate in the first year of employment and, after each adjustment, the adjusted base pay rate is the rate for each period preceding the event triggering such increase or decrease. For example, Mr. Harris's base salary increased from the initial base pay rate of $80,000 per year to $88,000 per year when we had 50 to 99 stores in operation. His adjusted base salary will increase to $96,800 when we operate 100 to 149 stores. In other words, the increases or decreases apply to the immediately prior adjusted annual base salary amount.

     The performance bonus is based on a reasonable projected ratio of EBITDA for the year, as determined by March 31 of that year by the Board of Directors. In 1999, even though the EBITDA targets were not obtained for the 1998 fiscal year, the board of directors unanimously approved a discretionary bonus to these executives of 5% of their then annual base salary amounts.

     The stock option incentives we set for our executives are as follows:

     We granted George Berger an option to purchase 40,000 shares at an exercise price of $6.50 per share. His options vest over a period of three years, beginning on July 1, 1998. These options expire on December 31, 2001, and are exercisable only during Mr. Berger's employment by us. In the event of an acquisition of more than 50% of our common stock by any control person or group (as defined by the Securities and Exchange Commission definitions and guidelines), then vesting of his options is immediate.

     We granted James Harris an option to purchase 100,000 shares at an exercise price of $6.50 per share. His options vest over a period of three years, beginning on July 1, 1998. These options expire on December 31, 2001, and are exercisable only during Mr. Harris's employment by us. In the event of an acquisition of more than 50% of our common stock by any control person or group (as defined by the Securities and Exchange Commission definitions and guidelines), then vesting of his options is immediate. We also granted Mr. Harris an option to purchase 72,000 shares at an exercise price of $1.5625 per share. Of the total, 52,000 shares were vested as of January 1, 1999 and 20,000 shares will vest on January 1, 2000. These options expire on May 31, 2000, and are exercisable only during Mr. Harris's employment by us.

     We granted Kenneth J. Kocher an option to purchase 80,000 shares at an exercise price of

$6.50 per share. His options vest over a period of three years, beginning on July 1, 1998. These options expire on December 31, 2001, and are exercisable only during Mr. Kocher's employment by us. In the event of an acquisition of more than 50% of our common stock by any control person or group (as defined by the Securities and Exchange Commission definitions and guidelines), then vesting of his options is immediate. We also granted Mr. Kocher an option to purchase 12,000 shares at an exercise price of $1.5625 per share. These options expire on May 31, 2000, and are exercisable only during Mr. Kocher's employment by us.

     We granted J. Glenn Campbell an option to purchase 40,000 shares at an exercise price of $6.50 per share. His options vest over a period of three years, beginning on July 1, 1998. These options expire on December 31, 2001, and are exercisable only during Mr. Campbell's employment by us. In the event of an acquisition of more than 50% of our common stock by any control person or group (as defined by the Securities and Exchange Commission definitions and guidelines), then vesting of his options is immediate.

     We granted Scott A. Molander an option to purchase 40,000 shares at an exercise price of $6.50 per share. His options vest over a period of three years, beginning on July 1, 1998. These options expire on December 31, 2001, and are exercisable only during Mr. Molander's employment by us. In the event of an acquisition of more than 50% of our common stock by any control person or group (as defined by the Securities and Exchange Commission definitions and guidelines), then vesting of his options is immediate.

INDEMNIFICATION

     Minnesota Statutes, Section 302A.521, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.

     Indemnification does not eliminate the duty of care and does not affect an officer's or director's responsibilities under any laws, such as the federal securities laws.

     We have entered into indemnity agreements with each of our directors and executive officers to indemnify them against expenses and losses incurred for claims brought against them in their capacities as directors or executive officers. The indemnification agreements provide that the maximum indemnification by us of each director or officer would be the maximum extent permissible under Minnesota law as amended from time to time. Indemnification is available if the director or officer seeking indemnification:

     * has not been indemnified by another corporation or employee benefit plan with respect to the same matters complained of in the proceeding;
     *    has acted in good faith;
     * had no reason, in the case of a criminal proceeding, to believe his conduct was unlawful;
     * received no improper personal benefits and complied with the conflict of interest provisions of the Minnesota Statutes; and
     *    reasonably believed the conduct was in our best interests.

     Our Board of Directors has authorized our officers to investigate the availability and cost of director's and officer's liability insurance, and we may purchase such insurance if the cost and benefits are deemed reasonable.

     There is no pending litigation or proceeding involving any director or officer as to which indemnification is being sought. We are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

     As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the company, the company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                              CERTAIN TRANSACTIONS

     We have agreed to issue a warrant to Bluestem Capital Partners I to purchase up to 40,000 shares of our common stock at an exercise price of 125% of the initial public offering price. The warrant will expire two years from the effective date of this initial public offering. The warrants are in partial consideration for the guarantee of a $2,000,000 bridge loan from a bank, which has funded new stores and working capital prior to this offering. We have also agreed to pay Bluestem Capital Partners I an interest rate of 4% as additional compensation for the guaranty.

     We believe the transaction summarized above was made on terms no less favorable than terms we could have obtained from unaffiliated third parties. The board of directors has determined that any future transactions between us and our officers, directors or principal stockholders will be approved by a majority of the disinterested directors and will be on terms no less favorable than we could obtain from an unaffiliated third party. The board of directors may obtain independent counsel or other independent advice to assist in that determination.

                             PRINCIPAL STOCKHOLDERS

     The following table details certain information with respect to the beneficial ownership of our common stock as of May 31, 1999 by:

     * each stockholder known by us to beneficially own more than 5% of our common stock;
     *    each named executive officer;
     *    each director; and
     *    all directors and executive officers as a group.

     The table also presents information as adjusted to reflect the sale by us of the shares offered hereby (assuming no exercise of the representative's over-allotment option).

                                                           Percentage of Shares
                                                            Beneficially Owned
                                    Shares Beneficially   ----------------------
                                        Owned Prior       Prior to        After
                                       to Offering        Offering      Offering
                                    -------------------   --------      --------

George Berger (1) .................       596,524          18.86%        13.83%

Bluestem Capital
     Partners I, LLC (2) (3).......       918,576          28.85         21.20

Bluestem Capital
     Partners II, LP (2) (3).......       597,630          19.01         13.92

J. Glenn Campbell (4)..............       410,000          12.96          9.51

James Harris (4)...................       126,000           3.86          2.85

Ken Kocher (1).....................        82,500           2.58          1.90

Scott Molander (4).................       410,000          12.96          9.51

All directors and officers as a
Group (7 persons)..................     3,141,230          91.92%        62.78%

(1) address is: Hat World Corporation, 4912 S. Minnesota Avenue, Sioux Falls, South Dakota 57108;
(2)  address is: 122 S. Phillips Avenue, Sioux Falls, South Dakota 55104;
(3) Steve Kirby and Paul A. Schock, directors, are control persons and principals of Bluestem Capital Partners I, LLC and Bluestem Capital Partners II, LP; and
(4)  address is: Hat World, Inc., 8142 Woodland Drive, Indianapolis, Indiana
     46278.

     Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to warrants or options held by that person that are currently exercisable or will become exercisable within 60 days after May 31, 1999 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Applicable percentages are based on 3,143,446 shares of common stock outstanding as of May 31, 1999 and 4,293,446 shares of common stock outstanding after completion of this offering. Unless otherwise indicated in the following paragraphs, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

     The shares listed as being owned by all directors and executive officers as a group consists of:

     *    2,867,230 shares; and
     * 274,000 shares subject to stock options and warrants exercisable within 60 days of May 31, 1999 held by our directors and executive officers and entities affiliated with such persons.

     The table does not take into account any shares sold as over allotment shares, or any shares issued pursuant to underwriter's warrants.


                          DESCRIPTION OF CAPITAL STOCK

     The following description summarizes certain terms of our capital stock and certain provisions of our restated certificate of incorporation and bylaws. Please refer to our restated certificate of incorporation and bylaws, which have been filed as exhibits to this registration statement.

COMMON STOCK

     We have authorized 10,000,000 shares of common stock, with a par value of $.01 per share. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are not cumulative and as such shareholders holding more than 50% of the outstanding shares of common stock are able to and will be able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

     Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of Hat World out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are not assessable and are not subject to redemption or conversion and have no conversion rights.

MINNESOTA ANTI-TAKEOVER LAW

     We are governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 restricts the voting of certain percentages of voting control to be acquired in a control share acquisition of the Company's voting stock (in excess of 20%, 33.3% or 50%) until after shareholder approval of the acquisition is obtained. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 203A.673 prohibits a public Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved by a majority of disinterested directors of the Company prior to the date the shareholder becomes an interested shareholder. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.

     In the event of certain tender offers for capital stock of the Company,
Section 302A.675 precludes the tender offeror from acquiring additional shares of capital stock (including acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of such an offer unless the selling shareholders are given the opportunity to sell the shares of capital stock on terms that are substantially equivalent to those contained in the earlier tender offer. Section 302A.675 does not apply if a committee of the Board of Directors consisting of all of its disinterested directors (excluding present and former officers of the Company) approves the subsequent acquisition before shares are acquired pursuant to the earlier tender offer.

     These provisions of the Minnesota law could delay and make more difficult a business combination, particularly one opposed by the board of directors, even if the business combination could be beneficial, in the short term, to the interests of shareholders. These statutory provisions could also depress the price certain investors might be willing to pay in the future for shares of our common stock (because it may make hostile takeovers more difficult and costly, and therefore, less attractive to the potential pursuer).

LISTING

     We intend to apply for listing of our common stock on the Nasdaq National Market under the trading symbol "HATS."

TRANSFER AGENT AND REGISTRAR

     American Securities Transfer and Trust, Incorporated has been appointed as the transfer agent and registrar for our common stock.

                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 4,293,446, shares of common stock outstanding, or 4,465,946 shares if the over allotment option is exercised in full. Of these shares, the 1,150,000 sold in this offering (1,322,500 with the over allotment) will not be deemed to be restricted shares under the Securities Act of 1933. The remaining 3,143,446 shares were issued and sold in private transactions and in reliance on the private placement exemption of the Securities Act.

     The 3,143,446 restricted shares will be eligible for sale pursuant to Rule 144 of the Securities Act at the expiration of the one-year holding period from their date of acquisition. The one-year holding period for some shares has ended.

     In general, under Rule 144 a person who has beneficially owned his restricted shares for at least one year, and persons who are affiliates of the company are entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock (approximately 42,936 shares immediately after this offering) or the average weekly trading volume in the company's common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. However, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned his registered stock for at least two years would be entitled to sell his shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements.

     Prior to this offering there has been a limited market for the common stock of the company, and no predictions can be made of the effect, if any, that market sales of restricted shares or the availability of restricted shares for sale will have on the market price of the shares if a market for the shares develops. Nevertheless, sales of substantial amounts of the restricted shares in the public market could adversely affect such market prices.

     Taking into account the lock-up agreements the number of restricted shares that will be available for sale under the provisions of Rules 144, 144(k) and 701, as of the date of this prospectus, 378,000 shares will be eligible for sale, and 2,765,446 shares will be eligible for sale 12 months after the date of this prospectus upon the expiration of the lock-up agreements. This does not take into account any early release from the lock-up agreements or for sales in reliance on Rule 701 with the consent of the representative of the underwriters.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement, the underwriters named below, for which EBI Securities Corporation is acting as representative, has severally agreed to purchase from us the respective number of shares of common stock set forth opposite each underwriter's name.

UNDERWRITER                                           NUMBER OF SHARES

EBI Securities Corporation


Total ......

     The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates opinions and letters from us, our counsel and independent auditors. The underwriters will be obligated to purchase all the shares of common stock offered, if any shares are purchased.

     The underwriters propose initially to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $ per share. The underwriters may allow and such dealers may reallow a concession not in excess of $ per share to certain other dealers. After the initial public offering of the shares, the offering, price and other selling terms may be changed by the representative of the underwriters. The representative has advised us that the underwriters do not expect any sales to accounts for which any of the underwriters will exercise discretion as to such sale.

     We have granted to the representative of the underwriters an option, expiring at the close of business on the 60th day after the date of this prospectus, to purchase up to 172,500 additional shares at the initial public offering price, less the underwriting discounts, all as set forth on the cover page of this prospectus. The representative of the underwriters may exercise such option only to cover over-allotments made in connection with the sale of common stock in this offering.

     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     Upon completion of this offering we will sell to the representative of the underwriters for $25 warrants to purchase 115,000 shares of common stock. The representative's warrants will become exercisable immediately after the completion of this offering at a per share exercise price equal to 120% of the initial public offering price, may not be exercised until one year after the completion of this offering and will expire five years from the date of this prospectus. The representative's warrants and underlying shares of common stock will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the date of this prospectus, except to the representative, underwriters, selling group members and their officers, partners and employees. During the exercise period, holders of the representative's warrants are entitled to certain demand and incidental rights with respect to the shares of common stock issuable upon exercise of the representative's warrants. The common stock issuable on exercise of the representative's warrants is subject to adjustment in certain events to prevent dilution.

     We will pay the representative a nonaccountable expense allowance of 3% of the gross proceeds of the offering, which will include proceeds from the over-allotment option, if exercised. The representative's expenses in excess of the nonaccountable expense allowance, including its legal expenses, will be borne by the representative. We have paid $40,000 to the representative as an advance for expenses.

     We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make regarding these liabilities.

     Hat World has agreed to give notice to the representative of meetings of the board of directors and to grant access to such meetings to advisors designated by the representative to attend the meetings as observers. EBI Securities Corporation also has the right, but not the obligation, to nominate one director to Hat World's board of directors until July 2003.

     For a period of three years after this offering, the representative has the right to participate as co-managing underwriter in any additional public or private offering of debt or equity securities by us, excluding debt financing transactions with banks. During this period, the representative also has the right to serve as a financial advisor with respect to mergers or other strategic transactions involving us. The representative may waive such rights if the terms of its participation are unacceptable.

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Neither Hat World nor the underwriters can predict the effect that the transactions described may have on the price of the common stock. In addition, neither Hat World nor the underwriters represent that the underwriters will engage in such transactions. If begun, the transactions may be discontinued at any time without notice. It is anticipated that certain of the underwriters will make a market in the common stock on completion of this offering, as permitted by law. The underwriters are not obligated to make a market in the common stock, and if they do so may discontinue making a market at any time. We cannot assure you that an active trading market will ever develop for the common stock.

     Before this offering there has been no market for the common stock. Negotiations between us and the representative will determine the initial public offering price. The main factors to be considered in determining the initial public offering price include:

     *    the information set forth in this prospectus and otherwise available;
     * the history and the prospects for the industry in which we will compete;
     *    the ability of our management;
     *    the prospects for our future earnings;
     *    the present state of our development and our financial condition;
     * the general condition of the securities markets at the time of this offering; and
     * the recent market prices of, and the demand for, publicly traded stock of generally comparable companies

     The estimated initial public offering price per share range set forth on the cover of this preliminary prospectus is subject to change as a result of these and other factors.


                                  LEGAL MATTERS

     The validity of the common stock offered will be passed upon for Hat World by Charles Clayton, Minneapolis, Minnesota. Clanahan, Tanner, Downing and Knowlton, P.C., Denver, Colorado will pass upon certain legal matters for the representative of the underwriters.


                                     EXPERTS

     The audited financial statements of Hat World, Inc. included in this prospectus and elsewhere in the registration statement have been audited by EideBailly LLP, independent public accountants, as indicated in their reports, and are included in reliance on the authority of the firm as experts in giving reports.

     In June 1999, through stockholder ratification, Hat World, Inc. became the sole operating subsidiary of Hat World Corporation, a holding company, which was incorporated in April 1999.

                          Index to Financial Statements



                                                                            PAGE
                                                                            ----

Independent Auditor's Report                                                 F-2

Balance Sheets, December 31, 1998 (Audited) and March 31, 1999
  (Unaudited)                                                                F-3

Statements of Operations, Years Ended December 31, 1997 and 1998
  (Audited) and Three Months Ended March 31, 1998 and 1999 (Unaudited)       F-4

Statements of Stockholders' Equity, Years Ended December 31, 1997 and
  1998 (Audited) and Three Months Ended March 31, 1999 (Unaudited)           F-5

Statements of Cash Flows, Years Ended December 31, 1997 and 1998
  (Audited) and Three Months Ended March 31, 1998 and 1999 (Unaudited)       F-6

Notes to Financial Statements                                                F-8

                             [LOGO] EIDE BAILLY LLP

                  --------------------------------------------
                   CONSULTANTS * CERTIFIED PUBLIC ACCOUNTANTS



                          INDEPENDENT AUDITOR'S REPORT



The Board of Directors
HAT WORLD, INC.
Sioux Falls, South Dakota


We have audited the accompanying balance sheet of HAT WORLD, INC. as of December 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HAT WORLD, INC. as of December 31, 1998, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.


/s/ Eide Bailly LLP

Sioux Falls, South Dakota
January 15, 1999

HAT WORLD, INC.
BALANCE SHEETS
DECEMBER 31, 1998 (AUDITED) AND MARCH 31, 1999 (UNAUDITED)

--------------------------------------------------------------------------------------

                                                         DECEMBER 31,       MARCH 31,
                                                             1998             1999
                                                         ------------     ------------
ASSETS                                                                     (UNAUDITED)
CURRENT ASSETS
     Cash and cash equivalents                           $    433,354     $     12,224
     Receivables                                              120,794           99,960
     Income taxes refundable                                       --          190,143
     Inventories                                            2,682,854        3,017,136
     Prepaid expenses                                          67,192          168,268
                                                         ------------     ------------

                 Total current assets                       3,304,194        3,487,731
                                                         ------------     ------------

DEFERRED INCOME TAXES                                         114,770          114,770
                                                         ------------     ------------

INTANGIBLE ASSETS, net of accumulated amortization              2,566            6,158
                                                         ------------     ------------

PROPERTY AND EQUIPMENT
     Leasehold improvements                                 3,368,917        3,977,672
     Furniture and fixtures                                   513,192          700,342
     Equipment, office and computer                           329,990          459,776
     Vehicles                                                 110,243          136,829
                                                         ------------     ------------
                                                            4,322,342        5,274,619
         Less accumulated depreciation & amortization        (628,780)        (815,314)
                                                         ------------     ------------

                                                            3,693,562        4,459,305
                                                         ------------     ------------

         Total Assets                                    $  7,115,092     $  8,067,964
                                                         ============     ============

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Notes payable - bank                                $         --     $  1,500,000
     Current maturities of long-term debt                      15,511           24,700
     Accounts payable, trade                                  836,317        1,153,012
     Accrued expenses                                         456,858          215,169
     Income taxes payable                                     373,221               --
                                                         ------------     ------------

                 Total current liabilities                  1,681,907        2,892,881
                                                         ------------     ------------

LONG-TERM DEBT, less current maturities                        57,689           83,859
                                                         ------------     ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
     Common stock, par value $.01 per share
         Authorized, 10,000,000 shares
         Issued, 3,143,446 shares                              31,436           31,436
     Additional paid-in capital                             4,383,230        4,383,230
     Retained earnings                                        960,830          676,558
                                                         ------------     ------------

     Total Stockholders' Equity                             5,375,496        5,091,224
                                                         ------------     ------------

     Total Liabilities and Stockholders' Equity          $  7,115,092     $  8,067,964
                                                         ============     ============

See Notes to Financial Statements

HAT WORLD, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1997 AND 1998 (AUDITED) AND THREE MONTHS ENDED MARCH 31, 1998 AND 1999 (UNAUDITED)

-------------------------------------------------------------------------------------------

                                                                       THREE MONTHS
                               YEARS ENDED DECEMBER 31,               ENDED MARCH 31,
                            -----------------------------     -----------------------------
                                 1997             1998            1998             1999
                            ------------     ------------     ------------     ------------
                                                                       (UNAUDITED)
NET SALES                   $  3,761,107     $ 10,975,102     $  1,191,441     $  3,023,721

COST OF SALES                  1,707,026        4,897,930          557,336        1,393,006
                            ------------     ------------     ------------     ------------

GROSS PROFIT                   2,054,081        6,077,172          634,105        1,630,715

OPERATING EXPENSES             1,573,407        5,062,679          719,355        2,094,393
                            ------------     ------------     ------------     ------------

INCOME (LOSS) FROM
   OPERATIONS                    480,674        1,014,493          (85,250)        (463,678)

OTHER INCOME (EXPENSE)
     Interest income               3,126           15,151            2,352              438
     Interest expense            (18,620)         (41,404)          (1,082)         (12,783)
     Other                         5,678           20,029            3,287            2,236
                            ------------     ------------     ------------     ------------

INCOME (LOSS) BEFORE
   INCOME TAXES                  470,858        1,008,269          (80,693)        (473,787)

INCOME TAXES (BENEFIT)           195,300          365,700          (36,312)        (189,515)
                            ------------     ------------     ------------     ------------

NET INCOME (LOSS)           $    275,558     $    642,569     $    (44,381)    $   (284,272)
                            ============     ============     ============     ============

EARNINGS (LOSS) PER
   COMMON SHARE, basic      $       0.13     $       0.23     $      (0.02)    $      (0.09)
                            ============     ============     ============     ============

EARNINGS (LOSS) PER
   COMMON SHARE, diluted    $       0.13     $       0.22     $      (0.02)    $      (0.09)
                            ============     ============     ============     ============


See Notes to Financial Statements

HAT WORLD, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1997 AND 1998 (AUDITED) AND THREE MONTHS ENDED MARCH 31, 1999 (UNAUDITED)

-----------------------------------------------------------------------------------------------------------------------------------

                                     Common Stock    Class A Common Stock   Class M Common Stock  Additional
                                  ------------------ --------------------  ---------------------   Paid-In    Retained
                                    Shares   Amount   Shares     Amount      Shares     Amount     Capital    Earnings      Total
                                  --------- -------- --------  ----------  ----------  ---------  ----------  ---------  ----------
BALANCE, DECEMBER 31, 1996               -- $     --   35,540  $      355     385,000  $   3,850  $  205,848  $  64,786  $  274,839
 Issuance of 216,474 shares of
   Class A common stock, net of
   offering costs of $3,117              --       --  216,474       2,166          --         --   1,034,468         --   1,036,634
 Purchase and retirement of 560
   shares of Class A common stock        --       --     (560)         (6)         --         --      (3,170)        --      (3,176)
 Conversion of all shares of
   Class M and Class A common
   stock to shares of common stock  636,454    6,365 (251,454)     (2,515)   (385,000)    (3,850)         --         --          --
 Issuance of 636,454 shares of
   common stock pursuant to a
   stock split in the form of a
   stock dividend                   636,454    6,365       --          --          --         --          --     (6,365)         --
 Net income                              --       --       --          --          --         --          --    275,558     275,558
                                  --------- -------- --------  ----------  ----------  ---------  ----------  ---------  ----------

BALANCE, DECEMBER 31, 1997        1,272,908   12,730       --          --          --         --   1,237,146    333,979   1,583,855
 Issuance of 248,815 shares of
   common stock, net of offering
   costs of $928                    248,815    2,488       --          --          --         --   2,996,584         --   2,999,072
 Issuance of 50,000 shares of
   common stock upon the exercise
   of options                        50,000      500       --          --          --         --     149,500         --     150,000
 Issuance of 1,571,723 shares of
   common stock pursuant to a
   stock split in the form of a
   stock dividend                 1,571,723   15,718       --          --          --         --          --    (15,718)         --
 Net income                              --       --       --          --          --         --          --    642,569     642,569
                                  --------- -------- --------  ----------  ----------  ---------  ----------  ---------  ----------

BALANCE, DECEMBER 31, 1998        3,143,446   31,436       --          --          --         --   4,383,230    960,830   5,375,496
 Net (loss)                              --       --       --          --          --         --          --   (284,272)   (284,272)
                                  --------- -------- --------  ----------  ----------  ---------  ----------  ---------  ----------

BALANCE, MARCH 31, 1999
 (UNAUDITED)                      3,143,446 $ 31,436       --  $       --  $       --         --  $4,383,230  $ 676,558  $5,091,224
                                  ========= ======== ========  ==========  ==========  =========  ==========  =========  ==========

See Notes to Financial Statements

HAT WORLD, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997 AND 1998 (AUDITED) AND THREE MONTHS ENDED MARCH 31, 1998 AND 1999 (UNAUDITED)

--------------------------------------------------------------------------------------------------------

                                              YEAR ENDED DECEMBER 31,       THREE MONTHS ENDED MARCH 31,
                                            ---------------------------     ---------------------------
                                                1997           1998             1998           1999
                                            -----------     -----------     -----------     -----------
                                                                                            (UNAUDITED)
OPERATING ACTIVITIES
     Net income (loss)                      $   275,558     $   642,569     $   (44,381)    $  (284,272)
     Charges and credits to net income
        (loss) not affecting cash
         Depreciation                            33,250         116,435          13,778          48,833
         Amortization of leasehold
            improvements and intangibles        104,767         344,798          49,259         137,701
         Deferred income taxes                  (20,585)        (98,585)             --              --
     Changes in assets and liabilities
         Receivables                             10,954        (116,748)          3,344          29,095
         Inventories                           (587,591)     (1,907,153)       (183,686)       (334,282)
         Prepaid expenses                           146         (61,324)        (30,336)       (101,076)
         Accounts payable, trade                389,664         332,647        (137,207)        287,618
         Accounts payable, stockholders          (3,733)             --              --              --
         Accrued expenses                       168,394         230,636         (83,898)       (241,689)
         Unearned membership dues                (4,225)             --              --              --
         Income taxes payable                   189,731         168,153        (241,695)       (563,364)
                                            -----------     -----------     -----------     -----------
NET CASH FROM (USED FOR)
   OPERATING ACTIVITIES                         556,330        (348,572)       (654,822)     (1,021,436)
                                            -----------     -----------     -----------     -----------

INVESTING ACTIVITIES
     Property and equipment purchases          (969,805)     (3,072,226)       (283,435)       (911,526)
     Reimbursement received on property
        and equipment purchases                      --              --              --           7,830
     Payment of start-up costs                       --              --              --          (3,646)
                                            -----------     -----------     -----------     -----------
NET CASH USED FOR
   INVESTING ACTIVITIES                        (969,805)     (3,072,226)       (283,435)       (907,342)
                                            -----------     -----------     -----------     -----------

FINANCING ACTIVITIES
     Net borrowings (payments) on
        notes payable                          (198,584)             --         385,000       1,500,000
     Proceeds from long-term debt
        borrowings                                   --          78,194              --          40,663
     Principle payments on long-term
        debt                                         --          (4,994)             --          (5,304)
     Proceeds from stock issuance,
        net of offering costs                 1,036,634       2,999,072              --              --
     Proceeds from stock issuance
        upon the exercise of options                 --         150,000              --              --


(continued on next page)

STATEMENTS OF CASH FLOWS - PAGE 2

------------------------------------------------------------------------------------------------------

                                             YEAR ENDED DECEMBER 31,       THREE MONTHS ENDED MARCH 31,
                                           ---------------------------     ----------------------------
                                               1997            1998            1998            1999
                                           -----------     -----------     -----------     ------------
                                                                                   (UNAUDITED)
FINANCING ACTIVITIES (Con't.)
     Purchase and retirement of stock      $    (3,176)    $        --     $        --     $        --
     Payment of short-term payable used
       to finance equipment purchases               --              --              --         (27,711)
                                           -----------     -----------     -----------     -----------

NET CASH FROM FINANCING
   ACTIVITIES                                  834,874       3,222,272         385,000       1,507,648
                                           -----------     -----------     -----------     -----------

NET CHANGE IN CASH AND CASH
  EQUIVALENTS                                  421,399        (198,526)       (553,257)       (421,130)

CASH AND CASH EQUIVALENTS
   AT BEGINNING OF PERIOD                      210,481         631,880         631,880         433,354
                                           -----------     -----------     -----------     -----------

CASH AND CASH EQUIVALENTS
   AT END OF PERIOD                        $   631,880     $   433,354     $    78,623     $    12,224
                                           ===========     ===========     ===========     ===========

SUPPLEMENTAL DISCLOSURES OF
   CASH FLOW INFORMATION
         Cash paid during the period
             Interest                      $    22,561     $    41,404     $     1,082     $     8,487
             Income taxes                       26,175         296,132         205,383         333,519
                                           ===========     ===========     ===========     ===========

SUPPLEMENTAL SCHEDULE OF
   NONCASH INVESTING AND
   FINANCING ACTIVITIES
         Acquisition of property and
            equipment through accounts
            and notes payable              $        --     $   137,954     $   383,446     $    56,788
         Reimbursement due for property
            and equipment purchases
            included in receivables                 --         118,700              --          16,091
         Stock split in the form of a
            stock dividend                       6,365          15,718              --              --
                                           ===========     ===========     ===========     ===========

See Notes to Financial Statements

HAT WORLD, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998

--------------------------------------------------------------------------------

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

PRINCIPAL BUSINESS ACTIVITY

Hat World, Inc. (the "Company") was incorporated June 1, 1995 for the purpose of operating specialty retail stores, primarily to sell baseball-style caps. The first store was opened November 3, 1995 and at December 31, 1998 fifty-three stores were operating in fourteen states.

UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited interim financial statements as of March 31, 1999 and for the three months ended March 31, 1998 and 1999, are unaudited but, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of financial condition, results of operations, and cash flows. The operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers money market funds to be cash equivalents.

INVENTORIES

Inventories are valued at the lower of cost, (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

          Furniture and fixtures                       5 - 7 years
          Equipment, office and computer               3 - 5 years

Amortization of the leasehold improvements is computed over the lives of the respective leases which are one to nine years.

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

INTANGIBLE ASSET

Amortization of the cost of developing Company trademarks for registration is computed using the straight-line method over an estimated life of fifteen years.

CONCENTRATION OF CREDIT RISK

At December 31, 1998, one bank account had $437,119 in excess of the Federal Deposit Insurance Corporation insurance limits.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between property and equipment for financial and income tax reporting. The deferred tax assets represent the future tax return consequences of those differences, which will be deductible when the assets are recovered.

ADVERTISING

Advertising costs are expensed as incurred. The Company incurred $28,584 and $13,932 for advertising costs in 1998 and 1997, respectively.

RECLASSIFICATIONS

Certain amounts in 1997 have been reclassified to conform with 1998 presentation.

NOTE 2 - LINE OF CREDIT AND LONG-TERM DEBT

     The Company has a variable rate line of credit of $650,000 at
          December 31, 1998, due on demand and secured by
          substantially all assets of the Company. Interest is
          .5% above the bank's prime rate, and was 9.25% at
          December 31, 1998                                         $        --
                                                                    ===========

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Long-term debt at December 31, 1998 consists of:

     3.9% note payable to finance corporation, due in monthly
          installments of $357, including interest, to
          July 2002; secured by a vehicle                           $    18,623

     9.77% note payable to bank, due in monthly installments
          of $449, including interest, to August 2003;
          secured by two vehicles                                        40,255

     8.0% note payable to finance corporation, due in monthly
          installments of $490, including interest, to
          August 2002; secured by a vehicle                              14,322
                                                                    -----------
                                                                         73,200
                 Less current maturities                                (15,511)
                                                                    -----------

                                                                    $    57,689
                                                                    ===========
Long-term debt maturities are as follows:

          Years Ending December 31,                       Amount
          -------------------------                    -----------

                 1999                                  $    15,511
                 2000                                       16,772
                 2001                                       18,145
                 2002                                       15,863
                 2003                                        6,909
                                                       -----------

                                                       $    73,200
                                                       ===========


NOTE 3 - ACCRUED EXPENSES

Accrued expenses at December 31, 1998 include:

     Compensation, related withholdings & benefits                  $   234,675
     Sales taxes                                                        182,170
     Rent                                                                11,703
     Other                                                               28,310
                                                                    -----------

                                                                    $   456,858
                                                                    ===========

NOTE 4 - EMPLOYEE BENEFIT PLAN

The Company established a 401(K) retirement plan in 1998, which covers all employees who meet eligibility requirements. Employees may defer a maximum of 15% of their salary. The Company will match 50% of the first 5% of the employee's elective deferral. The Company may also make additional contributions to the plan at the discretion of the Board of Directors. The Company's contribution for 1998 was $15,681.

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 5 - INCOME TAXES

The provision for income taxes for the years ended December 31, 1997 and 1998 follows:

                            1997                             1998
               ------------------------------    ------------------------------
                 TOTAL    CURRENT    PREPAID      TOTAL     CURRENT    PREPAID
               --------   --------   --------    --------   --------   --------

     Federal   $146,600   $164,185   $(17,585)   $283,700   $366,285   $(82,585)
     State       48,700     51,700     (3,000)     82,000     98,000    (16,000)
               --------   --------   --------    --------   --------   --------

     Total     $195,300   $215,885   $(20,585)   $365,700   $464,285   $(98,585)
               ========   ========   ========    ========   ========   ========

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 34% to pretax income for the years ended December 31, 1997 and 1998 due to the following:

                                                              1997       1998
                                                          ----------  ----------

     Computed "expected" tax expense                       $160,092    $342,799
     Increase (decrease) in income taxes resulting from:
         State income taxes, net of federal tax benefit      32,149      54,180
         Other                                                3,059     (31,279)
                                                          ----------  ----------

                                                           $195,300    $365,700
                                                          ==========  ==========

Deferred income taxes represent the accumulated depreciation differences between financial statement and income tax reporting of property and equipment. There is no valuation allowance account.

NOTE 6 - LEASE COMMITMENTS

The Company leases all fifty-three of its store locations and a warehouse under noncancelable lease agreements with terms ranging from less than one year to nine years. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Generally, under these leases, the Company is obligated for certain minimum rentals, real estate taxes, utilities, insurance and contingent rentals based upon sales volume. Rent expense under these leases was $1,230,657 and $390,531 for the years ended December 31, 1998 and 1997, respectively. Included in the total rent expense for the years ended December 31, 1998 and 1997 was $18,667 and $28,264, respectively, representing contingent rent based upon sales volume. At December 31, 1998, the Company had also entered into lease agreements for nine new stores and a new warehouse, with plans to begin operation at these locations during 1999. Minimum lease payments in future years are as follows:

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

          Years Ending December 31,                          Amount
          -------------------------                      -------------

                  1999                                    $ 1,759,868
                  2000                                      1,786,361
                  2001                                      1,801,257
                  2002                                      1,644,264
                  2003                                      1,533,408
                  Remaining Years                           2,380,944
                                                         -------------

          Total minimum lease payments                    $10,906,102
                                                         =============

Subsequent to year end, the Company entered into a lease agreement for a new store. The lease will commence on March 1, 1999, with a term of 107 months. The annual minimum lease payment on the store will be $35,280.

NOTE 7 - EARNINGS PER SHARE AND STOCKHOLDERS' EQUITY

During 1997, all Class M and Class A shares were converted to shares of common stock, and basic earnings per share was computed for a single class of common stock. Diluted earnings per share assume the execution of all stock options at the shareholders' most advantageous price. Earnings per share has been computed using the weighted average of the number of shares outstanding during each of the periods presented.

In both 1998 and 1997 the Company declared two for one stock splits in the form of a stock dividend of two shares of common stock for each share outstanding. All stock option per share information in these financial statements has been adjusted retroactively for the effect of these splits.

Following is a reconciliation of the numerators and the denominators for the earnings per share computations:

                                                  For the Year Ended December 31, 1997
                                             ---------------------------------------------
                                                 Income         Shares          Per-Share
                                              (Numerator)    (Denominator)       Amount
                                             -------------   -------------   -------------
     Basic Earnings Per Share
         Income available to common
             stockholders                    $     275,558       2,074,902   $        0.13

     Effect of Dilutive Securities Options              --          40,936              --
                                             -------------   -------------   -------------

     Diluted Earnings Per Share
         Income available to common
             stockholders and assumed
             conversions                     $     275,558       2,115,838   $        0.13
                                             =============   =============   =============

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                                                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                                 ----------------------------------------------
                                                    INCOME            SHARES        PER-SHARE
                                                  (NUMERATOR)     (DENOMINATOR)       AMOUNT
                                                 -------------    -------------   -------------
     BASIC EARNINGS PER SHARE
         INCOME AVAILABLE TO COMMON
             STOCKHOLDERS                        $     642,569        2,820,890   $        0.23

     EFFECT OF DILUTIVE SECURITIES OPTIONS                  --           62,122              --
                                                 -------------    -------------   -------------

     DILUTED EARNINGS PER SHARE
         INCOME AVAILABLE TO COMMON
             STOCKHOLDERS AND ASSUMED
             CONVERSIONS                         $     642,569        2,883,012   $        0.22
                                                 =============    =============   =============

                                                            For the Three Months Ended
                                                            March 31, 1998 (Unaudited)
                                                 ----------------------------------------------
                                                     Loss             Shares        Per-Share
                                                  (Numerator)     (Denominator)       Amount
                                                 -------------    -------------   -------------

     Basic and Diluted Loss Per Share
         Loss available to common stockholders   $     (44,381)       2,545,816   $       (0.02)
                                                 =============    =============   =============

                                                            For the Three Months Ended
                                                            March 31, 1999 (Unaudited)
                                                 ----------------------------------------------
                                                     Loss             Shares        Per-Share
                                                  (Numerator)     (Denominator)       Amount
                                                 -------------    -------------   -------------

     Basic and Diluted Loss Per Share
         Loss available to common stockholders   $    (284,272)       3,143,446   $       (0.09)
                                                 =============    =============   =============

NOTE 8 - COMMON STOCK

Two classes of common stock were created to facilitate selling shares in an initial offering of Class A shares to the public utilizing a Small Corporate Offering Registration Exemption Form (Form U-7). The Class M shares were created to demonstrate a commitment by the founders of the Company that they would not participate in the direct financial rewards of owning shares in the Company until such time as Class A shareholders had an opportunity to receive a priority return on their investment. Class M shares were to be automatically converted into Class A shares, on a one for one basis, at such time as the 24,400 Class A shares sold in the initial U-7 offering achieved a 12.5% Annual, Cumulative, Priority Return.

Such a priority return was achieved during 1997, in accordance with the terms of the Company's articles of incorporation, by tendering an offer to buy-back all outstanding shares issued pursuant to the U-7 offering at a cash purchase price determined in the prescribed manner. The Company purchased and retired 560 Class A

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

shares as a result of the buy-back offer. Acceptance of the buy-back offer by shareholders was not a condition of conversion of the Class M shares to Class A shares. Subsequent to tendering the buy-back offer, all outstanding Class M and Class A shares were converted to shares of common stock, and the Company's articles of incorporation were amended to reflect only one class of common stock.

NOTE 9 - STOCK OPTIONS

The Company has reserved 880,000 shares of common stock in its 1995 Stock Option Plan, as amended, and intends to grant such options to officers, store managers and other employees as performance incentives. The incentive stock options will vest over a three to five year period. The Plan expires on December 31, 2005.

During 1998 and 1997, the Company granted options to certain officers and employees to purchase 329,000 and 114,000 shares, respectively, of common stock under the Plan. The fair value of each option was estimated using a model similar to the Black-Scholes option pricing model, with the following weighted average assumptions: dividend yield of 0%; risk-free interest rate of 5% and 6% in 1998 and 1997, respectively; and expected life of 3.4 years and 3 years in 1998 and 1997, respectively. Because the exercise price exceeded the market value at grant date, it was determined that the fair value of the options was insignificant and no compensation expense would be recorded. Vesting of certain options granted to an officer was contingent upon the Company meeting net sales and before tax profit goals during 1997 and 1998. The 1997 goals were met and the related options vested in 1998. The 1998 goals were not met and the related options expired.

The Company also reserved 100,000 shares of common stock under an option agreement with a significant shareholder of the Company. These options were granted by the Company in 1997 and were exercised by the shareholder in 1998. The fair value of these options at grant date, determined using the same assumptions as those stated above, was insignificant, and no value would be recognized in the financial statements.

A summary of the status of the Company's stock options as of December 31, 1997 and 1998, and changes during the years then ended is presented below:

                                                1997                        1998
                                     --------------------------  --------------------------
                                                    Weighted-                   WEIGHTED-
                                                     Average                     AVERAGE
                                       Shares    Exercise Price    SHARES    EXERCISE PRICE
                                     ---------   --------------  ---------   --------------
Outstanding at beginning of year            --     $      --       214,000      $    1.53
     Granted                           214,000          1.53       329,000           6.46
     Exercised                              --            --      (100,000)          1.50
     Forfeited                              --            --       (28,000)          2.08
                                     ---------                   ---------

Outstanding at end of year             214,000          1.53       415,000           5.41
                                     =========                   =========

Options exercisable at year-end        122,000          1.53       142,500           4.53
                                     =========                   =========

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1998:

                                      OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                           -----------------------------------------     -------------------------
                                           WEIGHTED-
                                            AVERAGE       WEIGHTED-                      WEIGHTED-
                             NUMBER        REMAINING       AVERAGE         NUMBER         AVERAGE
                           OUTSTANDING    CONTRACTUAL      EXERCISE      EXERCISABLE     EXERCISE
  EXERCISE PRICES          AT 12/31/98        LIFE          PRICE        AT 12/31/98       PRICE
--------------------       -----------    -----------     ---------      -----------     ---------
FIXED OPTIONS:
     $  1.5625                  76,000     1.5 YEARS      $  1.5625           36,000     $  1.5625
     $  4.00                    13,000     2.0 YEARS         4.0000           13,000        4.0000
     $  6.50                   300,000     3.0 YEARS         6.5000           75,000        6.5000
     $ 10.00                    10,000     3.0 YEARS        10.0000            2,500       10.0000

PERFORMANCE BASED:
     $  1.5625                  16,000     1.5 YEARS         1.5625           16,000        1.5625
                           -----------                                   -----------

                               415,000     2.6 YEARS         5.4100          142,500        4.5300
                           ===========                                   ===========

On January 6, 1999, stock options were granted to an employee of the Company to purchase 2,500 shares of common stock for $10 per share. The options expire on May 31, 2002.

PART II

Item 24. Indemnification of Directors and Officers.

         The statutes of the State of Minnesota provide for indemnification of any officer, director or affiliated person for acts or omissions if he acted in good faith and in what he believed to be the best interests of the corporation. The registrant has indemnification agreements with its officers and directors. The registrant understands that the Securities and Exchange Commission feels that this indemnification is against public policy as to liability arising out of the Securities Act of 1933.

Item 25. Other Expenses of Issuance and Distribution.

Registration Fees                                        $3,125
NASD filing fee                                          $
Nasdaq National Market application fee                   $5,000
Accounting Fees.                                         $30,000
Legal Fees.                                              $20,000
Printing Expenses                                        $40,000
Blue Sky Fees                                            $10,000
Transfer Agent and Registrar Fees.                       $10,000
Miscellaneous                                            $
   TOTAL                                                 $


Item 26. Recent Sales of Unregistered Securities.

The following are all sales of unregistered securities for the past three years.

Name                        Number of Shares         Date     Amount Paid

Bernadette A. Berger         10,200                  8/95     $14,000
George N. Berger            495,440                  6/95     $64,000
Ida Berger                    4,400                  9/95     $5,000
Ramona A. Berger             24,760                  8/95     $33,260
Bluestem Capital I          838,576                  7/97     $1,000,000
Bluestem Capital II         597,630                  7/98     $3,150,000
J. Glenn Campbell           440,000                  6/95     $1,000
CR Ventures, Inc.           220,000                  6/95     $50,000
James I. Davis                  340                  4/97     $510
Neil C. Davis                   340                  4/97     $510
Gerard Hanson                 4,800                  2/95     $5,550
James Harris                  4,000                 10/97     $ 0
William Heupel                4,400                  9/95     $5,000
Thomas D. Houle               1,760                  8/95     $2,000
John M. Kavali                4,000                  3/97     $6,000

Becky Knudson                 4,000                 12/96     $5,500
Les Knudson                   4,000                 12/96     $5,500
Kenneth Kocher               10,000                 10/97     $15,000
Donna Molander                2,640                 12/95     $3,000
Scott A. Molander           440,000                  6/95     $1,000
Shane Molander                  800                 12/96     $1,100
Harry Overholtzer               400                  8/95     $(175)
Jack G. Rentschaler           7,200                 10/96     $9,900
David W. Stewart             22,000                  8/95     $25,000
Grant Washnok                 1,760                  9/95     $2,000

The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.

Item 27. Exhibits.

3.0      Articles and Bylaws Hat World Corporation
3.1      Articles and Bylaws Hat World, Inc.
4.0      Opinion of Counsel/with consent
10.0     Lease, Indianapolis
10.1     Lease, Sioux Falls
10.2     Employment Agreement, James Harris
10.4     Employment Agreement, George Berger
10.5     Employment Agreement, Kenneth Kocher
10.6     Employment Agreement, Glenn Campbell
10.7     Employment Agreement, Scott Molander
24.0     Consent of Accountant


Item 28. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represents a fundamental change in the information set forth in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (iv) that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (v) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on June 11, 1999.


                                  HAT WORLD CORPORATION


                                  By:    /s/
                                      ------------------------------------
                                         President


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on June 11, 1999.



                   /s/
         ---------------------------------------------------
            George N. Berger, Director, Secretary

                   /s/
         ---------------------------------------------------
            Kenneth J. Kocher, Chief Financial Officer

                   /s/
         ---------------------------------------------------
            J. Glenn Campbell, Director

                   /s/
         ---------------------------------------------------
            James Harris, Director, President

                   /s/
         ---------------------------------------------------
            Scott A. Molander, Director

                   /s/
         ---------------------------------------------------
            Steve Kirby, Director

                   /s/
         ---------------------------------------------------
            Paul A. Schock, Director